03007519

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Hanny Holdings

*CURRENT ADDRESS 7th Floor, Paul Y. Centre
51 Hung To Road, Kwun Tong
Kowloon, Hong Kong
(inc. Bermuda)

**FORMER NAME

**NEW ADDRESS

PROCESSED
MAR 19 2003
THOMSON
FINANCIAL

FILE NO. 82- 3638 FISCAL YEAR 3/31/02

• Complete for initial submissions only •• Please note name and address changes

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	*AR/S (ANNUAL REPORT)*	☑
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DEF 14A (PROXY)	☐		

OICF/BY: MCoo

DATE: 3/11/03

82-3638

HANNY

VISIONS AHEAD

ANNUAL REPORT 2001-2002 | HANNY HOLDINGS LIMITED 錦興集團有限公司 | 二零零一至二零零二年年報



Table of Contents
目錄

Visions Ahead 前瞻

Hanny is a diversified holding company with HK$4.4 billion in annual revenues and HK$3.9 billion in total assets in the current year. Our principal business consists of trading of computer related and consumer electronic products and investments. Trading: Our vision is to turn *Memorex*® products into household names so that they can be found on shelves worldwide. Investments: Our vision is to create continuing growth in value for our shareholders through strategic investments in both the advanced technology and traditional businesses.

錦興為一間業務多元化之控股公司，本年度之年度收入為44億港元，而資產總值則為39億港港元。本集團之業務包括電腦相關與家用電子產品之貿易業務及投資業務。貿易業務：本集團之目標為將*Memorex*®產品成為一個全球家傳戶曉及不可或缺之品牌。投資業務：本集團之目標為透過先進科技及傳統業務之策略性投資，銳意為股東營造佳績，節節上升。

增長策略放眼全球

Growth

Strategy, Global Vision



M A R
E L
Z V R
M A R E

Hanny is devoted to expand its operations through widening our product spectrum and broadening our customer base globally. Our ability to breakthrough geographical, cultural and timing barriers allows the Group to cope with changes in the fast-moving business environment.

錦興致力於更新產品及全球市場推廣，以拓展業務，跨越地域、文化及時間之界限令本集團可以從容應付現代社會之快速變化。


Capricorni



The Group recorded a year of satisfactory growth during 2001/2002. I present to our shareholders the 2001/2002 annual report of the Company.

RESULTS AND FINANCIAL REVIEW

Results

In the year ended March 31, 2002, the Group's audited consolidated loss before minority interests was HK$77.7 million (2001: HK$597.0 million), which was mainly composed of net profit from operations before other operating expenses of HK$165.9 million (2001: HK$73.5 million), net gain on disposal of certain interests in subsidiaries and associates of HK$5.6 million (2001: HK$245.1 million), unrealized holding loss on other investments and impairment loss on investment securities and goodwill of HK$184.9 million (2001: HK$751.2 million), finance costs of HK$58.1 million (2001: HK$111.4 million), share of net losses of associates of HK$3.5 million (2001: HK$30.1 million) and taxation of HK$2.7 million (2001: HK$22.9 million).

Turnover from trading computer and consumer related products as well as securities increased by approximately 10.1% and 193.5% respectively. Such growth raised gross profit of products trading by around 17.8% and turned the loss of securities trading into gain, contributing to the increase of overall gross profit by around 26.5%. The considerable increase, which was brought about by tighter cost control and shift of more profitable products sales, was a significant achievement amid sluggish economy in recent years.

In respect of the net realized gain on securities trading, it was primarily due to a single disposal of 4,556,976 common shares in the capital of Oxford Properties Group Inc. ("Oxford") in October 2001. Despite this, the Group has made great provisions for the unrealized holding loss on other investments and impairment loss on investment securities under the persistent poor investment environment, eroding the profit from products trading. Yet, with the emerging sign of economy recovery from the early 2002, the Group has great potential of realizing profit from sales of securities in future.

chairman's statement

主席報告書

本集團於二零零一／二零零二年期間錄得滿意之增長。本人謹此向股東呈報本公司之二零零一／二零零二年度年報。

業績及財務回顧

業績

截至二零零二年三月三十一日止年度，本集團之經審核未計少數股東權益前之綜合虧損77,700,000港元（二零零一年：597,000,000港元），主要包括未扣除其他經營開支之經營淨溢利165,900,000港元（二零零一年：73,500,000港元）、出售若干附屬公司及聯營公司權益之淨收益5,600,000港元（二零零一年：245,100,000港元）、所持其他投資未變現虧損及投資證券與商譽減值虧損184,900,000港元（二零零一年：751,200,000港元）、財務費用58,100,000港元（二零零一年：111,400,000港元）、應佔聯營公司虧損淨額3,500,000港元（二零零一年：30,100,000港元）及税項2,700,000港元（二零零一年：22,900,000港元）。

買賣電腦及消費相關產品以及證券之營業額分別增長約10.1%及193.5%。該等增長提升產品貿易之毛利約17.8%，並使證券買賣業務轉虧為盈，引致整體之毛利增長約26.5%。由更加嚴格之成本控制及轉向銷售高利潤產品所帶來之可觀增長，乃近年疲弱經濟中之重大成就。

就證券買賣之未變現淨收益而言，主要原因為於二零零一年十月一次性出售Oxford Properties Group Inc.（「Oxford」）之4,556,976股普通股。儘管如此，本集團於持續惡劣之投資環境中，為持有其他投資之未變現虧損及投資證券減值虧損作出大額撥備，侵蝕了產品貿易之盈利。然而，二零零二年年初經濟出現復甦迹象，本集團於短期內有極大潛質從證券買賣中實現盈利。

Liquidity

Net cash balances at March 31, 2002 stood at HK$233.1 million (2001: HK$546.2 million), accounted for 11.1% (2001: 27.3%) of the net tangible asset value of the Group. The decline in cash was corresponded to the increase in inventory level, thence preparing both the upbeat of business demand and expansion of scale of operations in the coming year.

As at March 31, 2002, total borrowings of the Group amounted to HK$656.8 million (2001: HK$1,405.0 million), of which HK$11.0 million (2001: HK$121.9 million) were not repayable within one year. The borrowings included bank borrowings of HK$278.2 million (2001: HK$334.5 million), other loans of HK$297.0 million (2001: HK$625.8 million), overdrafts of HK$76.1 million (2001: HK$49.8 million), obligations under finance leases of HK$3.1 million (2001: HK$6.3 million) and amount due to a minority shareholder of HK$2.4 million (2001: HK$2.7 million). The significant drop in borrowings was mainly due to the repayment of convertible note of HK$385.9 million and other loans during the year in order to minimize the finance costs.

The reduction in total borrowings by utilizing cash reserves not needed for other uses was a conscious effort by the Group to reduce both its indebtedness and its interest expenses. Other than achieved a saving in interest expenses of HK$53.2 million, the current ratio (current assets/current liabilities) of the Group at March 31, 2002 was improved to 156% (2001: 132%).

Pledge of assets

As at March 31, 2002, certain assets of the Group amounted to HK$306.2 million (2001: HK$1,275.3 million) were pledged to banks and financial institutions for loans' facilities.

Gearing ratio

The gearing ratio (borrowings/shareholders' funds) at March 31, 2002 was significantly reduced to 29.2% (2001: 64.8%), due to the repayment of debts after realization of other investments.

流動資金

本集團於二零零二年三月三十一日之現金淨結存為233,100,000港元（二零零一年：546,200,000港元），佔本集團有形資產淨值之11.1%（二零零一年：27.3%）。現金下跌是由於存貨水平增加，為來年之業務需求上升及經營規模擴展作好準備。

於二零零二年三月三十一日，本集團之借款總額為656,800,000港元（二零零一年：1,405,000,000港元），其中11,000,000港元（二零零一年：121,900,000港元）不須於一年內償還。有關借款包括銀行借款278,200,000港元（二零零一年：334,500,000港元）、其他貸款297,000,000港元（二零零一年：625,800,000港元）、透支76,100,000港元（二零零一年：49,800,000港元）、融資租約3,100,000港元（二零零一年：6,300,000港元），及欠一名少數股東之款項2,400,000港元（二零零一年：2,700,000港元）。借款大幅下降主要因為於本年度內償還385,900,000港元可換股票據及其他貸款以便盡量減少財務費用。

本集團致力減少其債項及利息開支，方法為動用毋須用於其他用途之現金儲備，從而減低借貸總額。除達致減省53,200,000港元之利息開支外，本集團於二零零二年三月三十一日之流動比率（流動資產／流動負債）得以改善為156%（二零零一年：132%）。

資產抵押

於二零零二年三月三十一日，本集團306,200,000港元（二零零一年：1,275,300,000港元）之若干資產抵押予銀行及財務機構以取得貸款額。

資本與負債比率

於二零零二年三月三十一日之資本與負債比率（借款／股東資金）因為變現其他投資後償還債務而大幅減少至29.2%（二零零一年：64.8%）。





Exchange rate and interest rate risks exposure

Most of the Group's business transactions, assets and liabilities are denominated in Hong Kong Dollars and United States Dollars. The risk of foreign exchange fluctuation had not been significant to the Group. Interest rates of the borrowings are mainly referenced to LIBOR or HIBOR plus for import loans and Prime plus for bank and other loans. At the balance sheet date, the Group did not enter into any interest rate speculative and hedging contracts. However, the Group has been monitoring closely on exchange rate fluctuations, and is taking appropriate steps to cover especially its foreign currency exposures in accounts payable, accounts receivable and purchases of inventories, amidst the recent weakening of United States Dollars against other major foreign currencies.

Contingent liabilities

The Group's total contingent liabilities at March 31, 2002 was HK$9.4 million (2001: HK$15.7 million) in relation to guarantees given to a bank for facilities to an investee company. In addition, at March 31, 2002, certain of the margin clients' securities with an aggregate market value of HK$516,779,000 (2001: HK$372,254,000) were pledged to a bank to secure general banking facilities for a subsidiary.

Employees and remuneration policies

As at March 31, 2002, there were approximately 1,000 staff (2001: 1,100) employed by the Group. The remuneration policies are formulated on the basis of performance of individual employees and the prevailing salaries' trends in various regions. They are subject to be reviewed every year. The Group also provided employees training programs, provident fund scheme, medical insurance and discretionary bonus. Share options are awarded to employees on merit basis and 640,000,000 share options were granted during the year.

滙兌及利率風險

本集團大部分之業務交易、資產及負債以港元及美元計值。本集團因此而蒙受之外幣波動風險並不大。進口貸款之息率主要參照倫敦銀行同業拆息率或香港銀行同業拆息率以上水平計算，而銀行及其他貸款之息率則參照最優惠利率以上水平計算。於結算日，本集團並無訂立任何利率或外滙投機及對沖合約。然而，本集團一直密切注意滙率波動情況，並採取合適步驟以彌補其於應付款項、應收款項及購買存貨之外滙風險，尤其近期美元相對其他主要外滙貨幣較為疲弱。

或然負債

本集團於二零零二年三月三十一日就被投資公司之信貸款額而向一間銀行提供擔保，或然負債總額為9,400,000港元（二零零一年：15,700,000港元）。此外，於二零零二年三月三十一日，為使一間附屬公司取得一般銀行信貸，若干總市值為516,779,000港元（二零零一年：372,254,000港元）之孖展客戶之證券被用作抵押。

僱員及薪酬政策

於二零零二年三月三十一日，本集團約僱用1,000名員工（二零零一年：1,100名）。薪酬政策乃按照個別僱員之表現及不同地區現行之薪金趨勢而判定，每年會進行檢討。本集團也提供培訓計劃、公積金、醫療保險及酌情花紅予僱員。表現優異之僱員會獲得購股權之獎勵，本年度內授出之購股權為640,000,000份。

BUSINESS AND OPERATIONS REVIEW
TRADING OPERATIONS

During the year, substantial progress was made across multiple fronts as the Group's strategic priorities on its primary business continued to gain momentum. Many Memorex® branded products have successfully maintained their leading market positioning.

In Europe, Memorex® has made remarkable achievements last year. Memorex® is on its path of continuous growth in turnover, customer base, product segments and profitability. With the broadening of geographic markets in Austria, Switzerland, Benelux and Eastern Europe, the European operations achieved a total turnover of US$74.1 million, representing almost a 100% increase over turnover from the previous year.

Recognized as an IT Media specialist, Memorex® succeeded in gaining a No. 2 position in the European media market for the last quarter of 2001. Memorex® is also on its way to grow and to achieve No. 1 positioning in the European CD-R market for the next year. With the launch of the 40 Maxx CD-RW drive, the BBQ 200 and the DVD + RW drive within the first quarter of 2002, the hardware side is contributing not only with high turning volumes but also with acceptable margins.

The results in Canada last year were also impressive. Despite keen competition in the optical media industry, Memorex® Canada was able to gain a significant increase in its market share for CD-R media and has a profitable year.

The Group's sale of blank video tape, blank audio tape and 3.5 floppy disc ranked No. 1 and the sale of CD-R ranked No. 3 in Canada last year. This clearly demonstrates the popularity of Memorex® products and that Memorex® has well-established goodwill for its brand name. Memorex® Canada is also expecting more than 10% growth in market sales next year.

The United States operations enjoyed healthy sales during the year. With the strong customer base, Memorex® continues to be the leading brand of optical media in the United States and maintains better than 30% share of CD-R media and nearly 50% share of DVD media.

業務及業務運作回顧

貿易業務

於本年度內，由於本集團之策略性重點業務持續蓬勃發展，在多項業務中均取得大幅度進展，而且多項Memorex®品牌之產品成功地在市場上保持領導地位。

Memorex®品牌於去年在歐洲成績彪炳，在營業額、客戶基礎、產品類別及盈利能力方面均持續增長。隨著本公司在奧地利、瑞士、比荷盧及東歐擴大地域市場，使本集團之歐洲業務總營業額達74,100,000美元，比上年度營業額增加接近一倍。

Memorex®品牌一向被譽為資訊科技媒體專家，於二零零一年第四季成功佔據歐洲媒體市場第二位，並且繼續擴展，本集團銳意於明年在歐洲一次收錄光碟市場攀升至第一位。當40 Maxx 可重寫光碟驅動器、BBQ 200及DVD+RW驅動器於二零零二年第一季推出後，硬件業務不僅可提高出售貨品數量，而且增加令人滿意之利潤。

去年，本集團在加拿大之業績也令人鼓舞。儘管光學媒體業競爭激烈，Memorex®品牌在加拿大之一次收錄光碟媒體市場份額仍能大幅提高，並獲得盈利。

此外，本集團去年之空白錄音帶、空白錄影帶和3.5磁碟之銷售額高踞加拿大市場第一位，一次收錄光碟之銷售額則佔市場第三位，可見Memorex®品牌產品深受歡迎且信譽超著。本集團預期Memorex®品牌明年在加拿大的市場銷售額增幅將超逾10%。

於本年度內，本集團在美國之業務是相當穩健。憑藉強大之客戶基礎，Memorex®品牌仍繼續處於美國光學媒體市場的領導地位，佔一次收錄光碟媒體市場份額超逾30%，並佔DVD媒體市場份額接近50%。





During 2001, the United States operations doubled its CD-R unit sales from the previous year by selling over 400 million CD-Rs in the United States market. Demand for other products in the Memorex® product family also remained strong. Memorex® products are now sold in all ten of the top ten retailers in the United States.

Memorex® also strengthened its operational capability to support future growth by implementing a state of the art Enterprise Resource Planning System (SAP/R3) last year. This infrastructure integrates and automates the business process along the Group's value chain and thus allows the Group to meet the growing demands of its retailers as well as the continued expansion into new product categories.

Besides the existing broad product range, Memorex® continues to be a market innovator by developing new, promising product groups for consumers. A complete product line of batteries and rechargeable batteries as well as the first Memorex® consumer electronic devices will be launched during the second and third quarter of year 2003. These new products will penetrate the markets in Europe, Canada and the United States. With the growing popularity of DVD drives, Memorex® will also strive to attain a strong market share in this product segment. The enlarged product variety is expected to generate additional revenue for the Group and enhance its market compatibility.

ACQUISITIONS AND DISPOSITIONS

Tender of Shares in Oxford Properties Group Inc.

On August 20, 2001, the Company, together with its indirect wholly-owned subsidiaries, Gold Colt Enterprises Limited and Kurrana Limited (collectively referred to as the "Vendors") entered into an agreement (the "Agreement") with BPC Properties Ltd. (the "Offeror") and others, pursuant to which the Offeror agreed, subject to certain conditions, to make an offer (the "Offer") to all the shareholders of Oxford Properties Group Inc. ("Oxford") to acquire all the shares in the capital of Oxford held by them at an offer price of CAD$23.75 per common share. The Vendors agreed pursuant to the terms of the Agreement to tender 4,556,976 common shares in the capital of Oxford in connection with the Offeror's Offer.

主席報告書

二零零一年本集團於美國之一次收錄光碟單位銷售額較上年度增加一倍，售出超過400,000,000張一次收錄光碟。由於當地對於Memorex®品牌系列產品的需求依然強勁，因此Memorex®品牌產品現在美國十大零售店均有出售。

本集團去年推行周全之企業資源計劃系統（SAP/R3），加強Memorex®品牌的業務運作能力，以支持未來的增長。此項基礎設施將本集團之價值鏈業務程序整合和自動化，從而讓本集團符合零售商之增長需求，並同時持續拓展新產品類別。

除了Memorex®品牌現有廣泛之產品種類外，本集團繼續發揮市場創新精神，不斷為客戶開發更多嶄新和有信譽保證之產品類別。本集團將於二零零三年第二季及第三季推出電池和可充電電池全系列產品和首項Memorex®品牌消費電子產品。這些產品將滲透歐洲、加拿大和美國市場。隨著DVD驅動器愈來愈受歡迎，Memorex®將致力取得該類產品龐大之市場份額。產品種類之增加，將可為本集團產生額外之收入，並可加強市場上的產品兼容性。

收購及出售

提呈Oxford Properties Group Inc.之股份

於二零零一年八月二十日，本公司連同其間接全資附屬公司Gold Colt Enterprises Limited及Kurrana Limited（統稱「賣方」）與BPC Properties Ltd.（「收購人」）及其他各方訂立協議（「該協議」），據此收購人同意於若干附帶條件獲得履行之情況下，按每股23.75加元之收購價，向Oxford Properties Group Inc.（「Oxford」）全體股東提出收購彼等所持股本之全部股份（「收購建議」）。根據該協議之條款，賣方同意就收購人之收購建議，提呈Oxford股本中之4,556,976股普通股。

The Offeror is owned by BPC Real Estate Holdings Trust and Ontario Municipal Employees Retirement System ("OMERS"), one of the largest pension plans in Canada. On October 17, 2001, Oxford and OMERS announced that the Offeror had taken up all the Oxford shares tendered pursuant to the Offer. In total, approximately 98.6% of the outstanding Oxford shares not previously owned by OMERS and the Offeror were taken up. As the Offer was accepted by holders of more than 90% of the Oxford shares that were subject to the Offer, the Offeror proceeded to exercise its statutory right to acquire the remaining Oxford shares. In connection with the Offer, the Group received approximately CAD$108.2 million (equivalent to approximately HK$537.9 million).

Further details of the Offer have been disclosed in the Company's announcement dated August 23, 2001 and the Company's circular dated September 13, 2001.

Acquisition of an interest in Provisions Suppliers Corporation Limited

Pursuant to a sale and purchase agreement dated March 19, 2002, the Group, through its wholly-owned subsidiary, acquired approximately 27.45% interests in Provisions Suppliers Corporation Limited ("PSC") for a total consideration of S$52,884,679.

PSC is listed on the Singapore Exchange Securities Trading Limited. The principal activities of PSC are those relating to the supply of household consumer products. The principal activities of its subsidiaries are those relating to investment holding, supply of agency products to supermarkets, hotels, institutions and provision shops; marketing and distribution of chemical products; supply of provisions and household products and etc.

PSC also manages a well-established network of franchise stores. PSC possesses various brand names that the Group sees as potentially invaluable when it wishes to further its business. The Group believes that with its track records in brand name management, it is able to assist PSC in the latter's brand name management business (e.g. sub-licensing and franchising) which has immense potential. Additionally, the Group believes that a closer business relationship between the two groups would have tremendous synergistic effects on rationalizing and expanding their distribution networks in different countries and in the diversification of their products. The Group also sees the shareholding in PSC as an opportunity for it to invest in a company which has a good record of steady income and dividend payments.

收購人及由BPC Real Estate Holdings Trust及加拿大最大退休金計劃之一Ontario Municipal Employees Retirement System （「OMERS」）擁有。於二零零一年十月十七日，Oxford及OMERS宣佈，收購人已根據收購建議購入所提呈之全部Oxford股份。以總數計算，先前尚未由OMERS及收購人擁有之約98.6% Oxford 已發行股份已獲購入。根據收購建議所規定，由於收購建議獲得逾90% Oxford股份持有人接納，因此收購人已行使其法定權利購入餘下之Oxford股份。據此，本集團已收到約108,200,000加元（相等約537,900,000港元）。

有關收購建議之其他資料已於二零零一年八月二十三日刊發之本公司公佈及於二零零一年九月十三日刊發之本公司通函內披露。

收購普威聯營有限公司之權益

根據一份於二零零二年三月十九日訂立的買賣協議，本集團透過其全資附屬公司收購普威聯營有限公司（「普威」）約27.45%權益，總代價為52,884,679坡元。

普威在新加坡證券交易所上市。普威之主要業務為供應食品及家庭用品。普威之附屬公司主要從事投資控股、向超級市場、酒店、機構及雜貨店供應代理產品；推銷及經銷化學產品；及供應食品和家庭用品等等。

普威亦管理特許經營連鎖店。普威擁有多個品牌，本集團認為此對進一步拓展業務具相當潛在價值。本公司相信其於品牌管理之業務紀錄，有助普威進行品牌管理業務（分牌照特許經營）。此外，本集團相信，兩個集團之間維持密切之業務關係，對於在不同國家拓展分銷網絡及增加產品種類具協同作用。普威具穩定收入及派息之良好紀錄，本公司亦視持有普威股權為一投資機會。





OUTLOOK

Fiscal year 2001/2002 was characterized by drive and achievements for the core business of the Group despite adverse economic conditions around the world. The Group witnessed continuous growth of Memorex® products in both market share and revenue. We expect the Group will keep pursuing its dominant business strategies towards geographic expansion of markets and innovation in products.

The Group's business is further diversified by the Company's acquisition of PSC in the first quarter of 2002. Such investment is expected to contribute to the increase of the Group's revenue.

Due to the disposal of 4,556,976 common shares in the capital of Oxford during the year, the Company received the proceeds of approximately CAD$108.2 million (equivalent to approximately HK$537.9 million). Apart from repayment of borrowings, the Group intends to use the remaining proceeds for re-financing of future strategic acquisitions.

The terrorist attacks in the United States in September 2001 led to economic shock and global decline in financial markets. Many investors were affected by this market disruption and inevitably, the Group incurred losses in share investment for the past year. For the coming years, the Company envisages further growth in its core business. The Group will also continue to explore potential investment and expansion opportunities to strengthen and diversify the Group's business and hence maximize shareholders' value.

APPRECIATION

I would like to take this opportunity to express my gratitude to my fellow board members, the management and employees for their hard work and contributions to the Group in the past year.

On behalf of the Board
Dr. Chan Kwok Keung, Charles
Chairman

Hong Kong, July 18, 2002

主席報告書

展望

儘管全球經濟情況逆轉，本集團之核心業務於二零零一年／二零零二年財政年度卻標誌著動力及成就。本集團見證著Memorex®產品在市場份額及收益兩方面均有持續增長。吾等預期本集團將秉承其主要業務策略，擴大產品市場及產品創新繼續實施其主要業務策略。

本公司於二零零二年第一季收購普威，使本集團之業務更趨多元化。預期此項投資有助提高本集團之收益。

本年內，本公司已出售Oxford股本中4,556,976股普通股，並已收取約108,200,000加元（相等約537,900,000港元）作為出售股份之代價。除償還借款外，本集團擬動用餘下出售所得款項作為日後策略性收購之再融資款項。

於二零零一年九月，美國受恐怖主義者襲擊令經濟出現動盪，且令全球金融市場下滑。眾多投資者因市場不景氣而受到影響，本集團去年股份投資亦無可避免地出現虧損。於未來數年，本公司預期其核心業務會有進一步增長。本集團亦會繼續物色具潛力之投資及拓展機會，以鞏固本集團業務及使之更多元化，從而為股東爭取最大回報。

致謝

本人謹此向各董事會成員、管理人員及僱員於過去一年努力不懈地對本集團作出貢獻，深表謝意。

代表董事會
主席
陳國強博士

香港，二零零二年七月十八日

DIRECTORS PROFILE

DR. CHAN KWOK KEUNG, CHARLES

aged 47, was appointed as the Managing Director in November 1995. In November 2000, he was appointed as the Chairman of the Company, responsible for the overall management of the Company. He holds an Honorary degree of Doctor of Laws and a Bachelor's degree in Civil Engineering. Dr. Chan is the chairman of ITC Corporation Limited, Paul Y. – ITC Construction Holdings Limited and China Enterprises Limited, a company whose shares are listed on the New York Stock Exchange, the chairman and chief executive officer of China Strategic Holdings Limited and a director of Ananda Wing On Travel (Holdings) Limited. He is also a non-executive director of Downer EDI Limited, a company whose shares are listed on the Australia Stock Exchange.

DR. YAP, ALLAN

aged 46, joined the Company in 1995 and was appointed as the Deputy Managing Director in December 1997. In November 2000, he was appointed as Managing Director of the Company. He obtained the Honorary degree of Doctor of Laws and has over 20 years' experience in finance, investment and banking. Dr. Yap is the vice chairman of China Strategic Holdings Limited and China Enterprises Limited, executive director of ITC Corporation Limited and Ananda Wing On Travel (Holdings) Limited. Dr. Yap is also the chairman and chief executive officer of Burcon NutraScience Corporation, a public listed company in Canada; a director of Provisions Suppliers Corporation Limited, a public listed company in Singapore; and a director of Ding Ing Technology Co., Ltd., a public listed company in Taiwan.

MR. LUI SIU TSUEN, RICHARD

aged 46, joined the Company in November 1995 and was appointed as Deputy Managing Director in May 2002. He is a qualified accountant and worked for an international accounting firm for over 11 years and has previously held senior financial positions in both private and public listed companies. Mr. Lui is an alternate director to Dr. Yap, Allan in China Strategic Holdings Limited. He is also an executive director of Ananda Wing On Travel (Holdings) Limited; a director of Provisions Suppliers Corporation Limited, a public listed company in Singapore; and a director of Ding Ing Technology Co., Ltd., a public listed company in Taiwan.

董事人員簡歷

陳國強博士

47歲，於一九九五年十一月獲委任為董事總經理。於二零零零年十一月彼獲委任為本公司之主席，負責本公司之整體管理事宜。彼持有法律榮譽博士學位及土木工程學士學位。陳博士為德祥企業集團有限公司、保華德祥建築集團有限公司及China Enterprises Limited（其股份在紐約證券交易所上市之公司）之主席，以及中策集團有限公司之主席兼行政總裁及辰達永安旅遊（控股）有限公司之董事。彼亦為Downer EDI Limited（其股份於澳洲證券交易所上市之公司）之非執行董事。

YAP, ALLAN 博士

46歲，於一九九五年加入本公司，並於一九九七年十二月獲委任為副董事總經理。彼於二零零零年十一月獲委任為董事總經理。彼持有法律榮譽博士學位，並於金融、投資及銀行業務方面積逾二十年經驗。Yap博士為中策集團有限公司及China Enterprises Limited之副主席、以及德祥企業集團有限公司及辰達永安旅遊（控股）有限公司之執行董事。Yap博士亦為加拿大上市公司Burcon NutraScience Corporation之主席兼行政總裁、新加坡上市公司普威聯營有限公司及台灣上市公司鼎營科技股份有限公司之董事。

呂兆泉先生

46歲，彼於一九九五年十一月加入本公司，並於二零零二年五月獲委任為本公司副董事總經理。彼為專業會計師，曾任職一家國際會計師行逾十一年，並曾在多間私人及上市公司擔任財務方面之高職。呂先生為Yap, Allan博士於中策集團有限公司之替代董事。彼亦為辰達永安旅遊（控股）有限公司之執行董事；新加坡上市公司普威聯營有限公司及台灣上市公司鼎營科技股份有限公司之董事。

MR. CHAN KWOK HUNG

aged 43, was appointed as an Executive Director in December 1995. He holds a Diploma in Arts and has over 18 years' experience in trading business in the People's Republic of China. He is the chairman of China Land Group Limited and an executive director of ITC Corporation Limited. He is also an alternate director to Dr. Chan Kwok Keung, Charles in China Strategic Holdings Limited. Mr. Chan Kwok Hung is the younger brother of the Chairman, Dr. Chan.

陳國鴻先生

43歲，一九九五年十二月獲委任為執行董事。彼持有文學文憑，在中國貿易方面積逾十八年經驗。彼亦為中國置地集團有限公司之主席及德祥企業集團有限公司之執行董事。彼亦為陳國強博士在中策集團有限公司之替代董事。陳國鴻先生為本公司主席陳博士之弟。

MR. CHEUNG KWOK WAH, KEN

aged 45, joined the Company as an Executive Director in May 1996. He holds a Bachelor of Civil Laws from University College, Dublin. Prior to joining the Company, he was a director of an international merchant bank in Hong Kong for over seven years. He is a solicitor in Hong Kong and has over 11 years' experience in the legal and merchant banking fields. He is an executive director of ITC Corporation Limited and the vice chairman of Sing Pao Media Group Limited.

張國華先生

45歲，一九九六年五月加入本公司，出任執行董事。彼持有都柏林國立大學民事法學士學位。加入本公司之前，彼曾在本港一家國際商人銀行擔任董事逾七年。彼為本港律師，在法律及商人銀行界積逾十一年經驗。彼亦為德祥企業集團有限公司之執行董事及成報傳媒集團有限公司之副主席。

MR. FOK KIN NING, CANNING

aged 50, was appointed as a Non-Executive Director in 1992. He is the group managing director of Hutchison Whampoa Limited. He is also the chairman of Hutchison Telecommunications (Australia) Limited and Partner Communications Company Ltd. and the co-chairman of Hutchison Harbour Ring Limited and Husky Energy Inc. He is also the deputy chairman of Cheung Kong Infrastructure Holdings Limited and Hongkong Electric Holdings Limited and a director of Cheung Kong (Holdings) Limited. He holds a Bachelor of Arts degree and is a member of the Australian Institute of Chartered Accountants.

霍建寧先生

50歲，一九九二年獲委任為非執行董事。彼為和記黃埔有限公司之集團董事總經理。彼亦為Hutchison Telecommunications (Australia) Limited及Partner Communications Company Ltd.之主席及和記港陸有限公司及赫斯基能源公司之聯席主席，彼亦是長江基建集團有限公司及香港電燈集團有限公司的副主席及長江實業(集團)有限公司之董事。彼持有文學學士學位，且為澳洲特許會計師協會會員。

MR. YUEN TIN FAN, FRANCIS

aged 49, joined the Company as an Independent Non-Executive Director in January 1996. Mr. Yuen holds a Bachelor degree in Economics from The University of Chicago and is now the deputy chairman of Pacific Century Group. As a previous chief executive of the Stock Exchange from 1988 to 1991, he has extensive investment banking and business experience in Hong Kong and the Far East region. Mr. Yuen is also a non-executive director of a number of listed companies in Hong Kong.

袁天凡先生

49歲，一九九六年一月加入本公司，出任獨立非執行董事。袁先生持有芝加哥大學經濟學士學位，現為盈科拓展集團之副主席。一九八八年至一九九一年，彼曾任聯交所行政總裁，在香港及遠東地區之投資銀行及商界具有豐富經驗。袁先生亦為香港多間上市公司之非執行董事。

MR. IP TAK CHUEN, EDMOND

aged 50, was appointed as a Non-Executive Director in November 1995. He holds a Master of Science degree in Business Administration and a Bachelor of Arts degree in Economics. Mr. Ip is an executive director of Cheung Kong (Holdings) Limited and Cheung Kong Infrastructure Holdings Limited, and a non-executive director of TOM.COM LIMITED.

葉德銓先生

50歲，一九九五年十一月獲委任為非執行董事。彼持有工商管理碩士學位及經濟學士學位。葉先生為長江實業(集團)有限公司及長江基建集團有限公司之執行董事及TOM.COM LIMITED之非執行董事。

MR. CHEUNG HON KIT

aged 48, has been a Non-Executive Director of the Company since July 2000. He has over twenty-four years of experience in real estate development, property business and corporate finance. Mr. Cheung graduated from the University of London with a Bachelor of Arts degree. He has worked in key executive positions in various leading property development companies in Hong Kong. Currently, he is also a director of ITC Corporation Limited, Paul Y. – ITC Construction Holdings Limited, China Land Group Limited, Panva Gas Holdings Limited, Asean Resources Holdings Limited, Cyber On-Air Group Company Limited, Billybala Holdings Limited, Companion Building Material International Holdings Limited and Skynet (International Group) Holdings Limited.

張漢傑先生

48歲，於二零零零年七月起擔任本公司之非執行董事。彼於地產發展、物業業務及企業財務方面擁有逾二十四年經驗。張先生於倫敦大學畢業並持有文學士學位。彼曾於香港多間著名物業發展公司擔任重要行政職務。彼現為德祥企業集團有限公司、保華德祥建築集團有限公司、中國置地集團有限公司、百江燃氣控股有限公司、亞細安資源控股有限公司、創博數碼科技集團有限公司、霹靂啪喇控股有限公司、友聯建築材料國際集團有限公司及天網(國際集團)有限公司之董事。

MR. TSANG LINK CARL, BRIAN

aged 38, was appointed as an Independent Non-Executive Director in August 2000. He is a practising solicitor in Hong Kong and a partner of Messrs. Iu, Lai & Li, Solicitors and Notaries. He is also admitted to practise law in England & Wales, Singapore, New South Wales, Queensland and the Australian Capital Territory. He is also a non-executive director of several companies listed on The Stock Exchange of Hong Kong Limited.

曾令嘉先生

38歲，於二零零零年八月獲委任為獨立非執行董事。彼為香港執業律師及姚黎李律師行之合夥人。彼並取得英格蘭及威爾斯、新加坡、新南威爾斯、昆士蘭及澳洲首都省之執業律師資格。彼亦為多家於香港聯合交易所有限公司上市之非執行董事。

MS. MA WAI MAN, CATHERINE

aged 36, was appointed as an Independent Non-Executive Director in July 2002. She is an executive director and the company secretary of Capital Strategic Holdings Limited. Ms. Ma is a graduate of the City University of Hong Kong. She is a chartered secretary and is a member of both Association of Chartered Certified Accountants and Hong Kong Society of Accountants. Ms. Ma has extensive management experience in companies with diversified interests ranging from manufacturing, telecommunications to infrastructure and property investments. She had also held executive directorship in a number of companies listed on local and overseas stock exchanges.

馬慧敏女士

36歲，於二零零二年七月獲委任為獨立非執行董事。彼現擔任資本策略投資有限公司之執行董事及公司秘書職位。彼畢業於香港城市理工大學。彼亦為特許公司秘書、英國特許公認會計師公會及香港會計師公會之會員。馬女士在不同類型行業包括從製造業、電訊行業至基建及物業投資均擁有豐富管理經驗。彼亦曾在多間本港及海外交易所上市之公司擔任董事職位。

SENIOR MANAGEMENT PROFILE

MR. GOLACINSKI, MICHAEL

aged 50, was appointed as Director and Chief Executive Officer of Memorex International Inc. in January 2002. He also serves as President of Memorex Products, Inc. ("MPI"). Mr. Golacinski has over 25 years of sales and management experience in the computer and consumer electronic industries. He joined MPI in 1998.

MS. LAW, DOROTHY

aged 32, was appointed as the Corporate Counsel of the Company in November 1997. She is also a director of China Enterprises Limited and Burcon NutraScience Corporation ("Burcon"), a publicly listed company in Canada. Ms. Law received her Bachelor of Commerce and Bachelor of Law degrees from the University of British Columbia and is a Barrister and Solicitor licensed to practice law in British Columbia, Canada. Ms. Law has also been admitted as a solicitor of the High Court of Hong Kong. Prior to joining the Company and the Burcon group of companies, she worked for a Canadian national law firm practicing in the areas of corporate and securities law.

MS. KEE SHUI WAH

aged 37, joined the Company in April 1994 and was appointed as Chief Financial Officer of the Company in May 2002. Ms. Kee is a member of both the Association of Chartered Certified Accountants and the Hong Kong Society of Accountants. She has over 12 years' experience in international accounting and finance in multinational corporations.

高層管理人員簡歷

GOLACINSKI, MICHAEL先生

50歲，二零零二年一月獲委任為Memorex International Inc.之董事及行政總裁。彼亦為Memorex Products, Inc. ("MPI") 之總裁。Golacinski先生在電腦及家用電子產品行業中累積超過25年銷售及管理經驗。彼於一九九八年加盟MPI。

LAW, DOROTHY女士

32歲，一九九七年十一月獲委任為本公司之公司律師。彼亦為China Enterprises Limited及Burcon NutraScience Corporation（「Burcon」）之董事，Burcon為一間於加拿大上市之公司。彼持有英屬哥倫比亞大學商業學士學位及法律學士學位，並獲准在加拿大卑詩省執業為大律師及律師，彼亦已成為香港高等法院之認可執業律師。在加入本公司及Burcon集團之前，彼於一間加拿大之全國性律師行執業，負責公司及證券法方面之工作。

祁瑞華女士

37歲，於一九九四年四月加入本公司，並於二零零二年五月獲委任為本公司之財務總監。祁女士為英國特許公認會計師公會及香港會計師公會之會員，彼擁有逾12年國際會計及跨國企業財務之經驗。

洞悉先機步步領先

Forward

Thinking, Tactical Moves



The Group employs a flexible investment strategy with a diversified portfolio to maximize returns while minimizing risk. With continuous innovation in product design and adopting the latest technology, we are capable of exploring new opportunities to maximize shareholders' value.

本集團以靈活之投資策略配合多元化之投資組合，全力爭取更佳回報及減低風險。透過不斷研發新產品及應用最新科技，我們可以開拓新的商機為股東爭取更大回報。



The directors present to the shareholders the annual report on the affairs of the Company and of the Group together with the audited financial statements for the year ended March 31, 2002.

董事會謹向各股東提呈有關本公司及本集團業務狀況之年報及截至二零零二年三月三十一日止年度之經審核財務報表。

PRINCIPAL ACTIVITIES

The Group is principally engaged in trading of computer related products, consumer electronic products and securities which comprise the manufacture, distribution and marketing of data storage media (primarily floppy disks, CD-R and CD-RW), the distribution and marketing of computer accessories and storage media drives, scanners, audio and video cassettes, minidiscs, household electronic products and telecommunication accessories and securities trading. The Group also made strategic investments in information technology, Internet, Internet-related businesses and other businesses. The Company itself is an investment holding company.

主要業務

本集團主要從事買賣電腦相關產品，家用電子產品及證券，其中包括生產、銷售及分銷資料儲存媒體(主要為電腦磁碟、一次收錄光碟及可重寫光碟)，銷售及分銷電腦配件與儲存媒體驅動器、掃瞄器、錄音帶與錄影帶、微型唱碟、家庭電子產品及電訊設備配件及證券買賣。本集團亦於資訊科技、網絡及網絡相關業務與其他業務上作策略性投資，本公司則為投資控股公司。

RESULTS

Details of the results of the Group for the year are set out in the consolidated income statement on page 42 of the annual report.

業績

本集團本年度之業績詳情，載於本年報第42頁之綜合收益表。

FINANCIAL SUMMARY

A summary of the results and of the assets and liabilities of the Group for each of the five years ended March 31, 2002 is set out on page 104 of the annual report.

財務摘要

本集團截至二零零二年三月三十一日止五個年度各年之業績、資產與負債之摘要，載於本年報第104頁。

PROPERTY, PLANT AND EQUIPMENT

During the year, the Group spent approximately HK$13.2 million on the acquisition of property, plant and equipment for the purpose of expanding the Group's business. Details of this and other movements in the property, plant and equipment of the Group during the year are set out in note 16 to the financial statements.

物業、機器及設備

本集團於本年度動用約13,200,000港元購買物業、機器及設備，以擴展本集團之業務。有關此項及本集團本年度物業、機器及設備之其他變動詳情，載於財務報表附註第16項。

SHARE CAPITAL

During the year, the Company repurchased certain of its own shares through The Stock Exchange of Hong Kong Limited (the "Stock Exchange"), details of which are set out in the section "Purchase, Sale or Redemption of the Company's Listed Shares" below.

Details of these and other movements in the share capital of the Company during the year are set out in note 28 to the financial statements.

股本

於本年內，本公司透過香港聯合交易所有限公司(「聯交所」)購回若干股份，有關詳情載於下文「購回、出售或贖回本公司之上市股票」一節中。

該等股本變動及本公司本年度其他股本變動詳情，載於財務報表附註第28項。

WARRANTS

The rights attached to each of the warrants (the "2002 Warrants") to subscribe in cash at an initial subscription price of HK$0.42 each and later adjusted to HK$0.36 each for one new share of the Company was expired on April 3, 2002 and the listing of the 2002 Warrants was withdrawn from the Stock Exchange at the close of business on April 3, 2002. Accordingly, HK$332,115,779 of 2002 Warrants lapsed on April 3, 2002.

Details of the movements in the warrants of the Company during the year are set out in note 29 to the financial statements.

認股權證

附有權利可以現金每股0.42港元後，調整至每股0.36港元，認購本公司一股新股之認股權證(「二零零二年認股權證」)，已於二零零二年四月三日到期，而該等二零零二年認股權證亦已於二零零二年四月三日收市時在聯交所除牌。因此，約值332,115,779港元之二零零二年認股權證已於二零零二年四月三日作廢。

本公司本年度之認股權證變動詳情，載於財務報表附註第29項。

DIRECTORS

The directors of the Company during the year and up to the date of this report were:

EXECUTIVE DIRECTORS:

Dr. Chan Kwok Keung, Charles *(Chairman)*
Dr. Yap, Allan *(Managing Director)*
Mr. Lui Siu Tsuen, Richard *(Deputy Managing Director)*
(appointed on May 3, 2002)
Mr. Chan Kwok Hung
Mr. Cheung Kwok Wah, Ken

NON-EXECUTIVE DIRECTORS:

Mr. Fok Kin Ning, Canning
Mr. Yuen Tin Fan, Francis*
Mr. Ip Tak Chuen, Edmond
Mr. Ma Si Hang, Frederick* *(resigned on June 24, 2002)*
Mr. Tsang Link Carl, Brian*
Mr. Cheung Hon Kit
Ms. Ma Wai Man, Catherine* *(appointed on July 11, 2002)*

* *Independent Non-Executive Director*

董事

於本年度及截至本年報刊發之日，本公司各董事之姓名如下：

執行董事：

陳國強博士 *(主席)*
Yap, Allan博士 *(董事總經理)*
呂兆泉先生 *(副董事總經理)*
(於二零零二年五月三日獲委任)
陳國鴻先生
張國華先生

非執行董事：

霍建寧先生
袁天凡先生*
葉德銓先生
馬時亨先生* *(於二零零二年六月二十四日辭任)*
曾令嘉先生*
張漢傑先生
馬慧敏女士* *(於二零零二年七月十一日獲委任)*

* *獨立非執行董事*

In accordance with Clause 87 of the Company's Bye-laws, Messrs. Chan Kwok Hung and Cheung Kwok Wah, Ken retire and, being eligible, offer themselves for re-election at the forthcoming annual general meeting.

依據本公司之公司細則第87條，陳國鴻先生及張國華先生依章告退，惟願意在應屆股東週年大會膺選連任。

In accordance with Clause 86(2) of the Company's Bye-laws, Mr. Lui Siu Tsuen, Richard and Ms. Ma Wai Man, Catherine who were appointed during the period from the date of the last annual general meeting to the date of this report, retire and, being eligible, offer themselves for re-election at the forthcoming annual general meeting.

依據本公司之細則第86(2)條，呂兆泉先生及馬慧敏女士於上屆股東週年大會至本報告止期間獲委任，須依章告退，惟願意在應屆股東週年大會膺選連任。

The non-executive directors are subject to retirement by rotation in accordance with the above clauses of the Company's Bye-laws.

非執行董事須依據上述本公司之公司細則條款輪值告退。

DIRECTORS' SERVICE CONTRACTS

None of the directors proposed for re-election at the forthcoming annual general meeting has a service contract with the Group which is not determinable by the Group within one year without payment of compensation, other than statutory compensation.

董事之服務合約

擬於應屆股東週年大會上膺選連任之董事，概無與本集團訂有不可於一年內毋須支付補償(法定賠償除外)而終止之服務合約。

DIRECTORS' INTERESTS IN SECURITIES

As at March 31, 2002, the interests of the directors of the Company in the securities of the Company and its associated corporations, within the meaning of the Securities (Disclosure of Interests) Ordinance ("SDI Ordinance"), as recorded in the register kept by the Company under section 29 of the SDI Ordinance or as otherwise notified to the Company and the Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Companies in the Rules Governing the Listing of Securities on the Stock Exchange (the "Listing Rules") were as follows:

董事之證券權益

於二零零二年三月三十一日，本公司各董事持有本公司及其聯繫公司(依據證券(披露權益)條例(「披露權益條例」)之定義)之證券權益而記錄於披露權益條例第29條規定本公司記存之登記冊，或依據聯交所證券上市規則(「上市規則」)所訂上市公司董事進行證券交易之標準守則而向本公司及聯交所申報者如下：

(A) SHARES AND WARRANTS

(A) 普通股及認股權證

Name of director 董事姓名	Nature of interest 權益性質	Number of shares held 所持股份數目	Amount of warrants held HK$ 所持認股權證數額 港元
Dr. Chan Kwok Keung, Charles *(Note)*	Corporate	1,778,028,504	70,226,716
陳國強博士 *(附註)*	公司	1,778,028,504	70,226,716

Note: Dr. Chan Kwok Keung, Charles is deemed to have a corporate interest in 1,778,028,504 shares and HK$70,226,716 warrants of the Company by virtue of his interest in Chinaview International Limited ("Chinaview"). These interests were detailed and duplicated with the interests as shown in the paragraph "Substantial Shareholders" below.

附註： 陳國強博士因在Chinaview International Limited (「Chinaview」)擁有權益，而被視為擁有本公司1,778,028,504股股份，價值70,226,716港元之認股權證之公司權益。該等權益已在下文「主要股東」權益中一節詳述及重覆。

(B) SHARE OPTIONS

Details of the movements in the share options to subscribe for shares in the Company granted by the Company to the directors of the Company during the year are as follows:

(B) 購股權

本公司授予其董事可認購本公司普通股之購股權於年內之變動詳情如下：

Name of Director	董事姓名	Date of grant 授出日期	Exercisable period 行使期間	Exercise price per share HK$ 每股行使價 港元	Balance at 4.1.2001 於二零零一年四月一日之結餘	Granted during the year 年內已授出	Expired during the year 年內已期滿	Balance at 3.31.2002 於二零零二年三月三十一日之結餘
Dr. Chan Kwok Keung, Charles	陳國強博士	1.27.2000	1.27.2000 – 11.27.2001	0.70900	75,000,000	–	(75,000,000)	–
		8.14.2000	8.14.2000 – 11.27.2001	0.26800	13,500,000	–	(13,500,000)	–
		8.31.2001	8.31.2001 – 8.30.2006	0.07472	–	160,000,000	–	160,000,000
Dr. Yap, Allan	Yap, Allan 博士	1.27.2000	1.27.2000 – 11.27.2001	0.70900	63,000,000	–	(63,000,000)	–
		8.14.2000	8.14.2000 – 11.27.2001	0.26800	25,500,000	–	(25,500,000)	–
		8.31.2001	8.31.2001 – 8.30.2006	0.07472	–	130,000,000	–	130,000,000
Mr. Chan Kwok Hung	陳國鴻先生	1.27.2000	1.27.2000 – 11.27.2001	0.70900	15,000,000	–	(15,000,000)	–
		8.14.2000	8.14.2000 – 11.27.2001	0.26800	15,000,000	–	(15,000,000)	–
		8.31.2001	8.31.2001 – 8.30.2006	0.07472	–	70,000,000	–	70,000,000
Mr. Cheung Kwok Wah, Ken	張國華先生	8.31.2001	8.31.2001 – 8.30.2006	0.07472	–	30,000,000	–	30,000,000
Mr. Yuen Tin Fan, Francis	袁天凡先生	1.27.2000	1.27.2000 – 11.27.2001	0.70900	18,000,000	–	(18,000,000)	–
		8.14.2000	8.14.2000 – 11.27.2001	0.26800	9,000,000	–	(9,000,000)	–
Mr. Ma Si Hang, Frederick	馬時亨先生	1.27.2000	1.27.2000 – 11.27.2001	0.70900	7,500,000	–	(7,500,000)	–
		8.14.2000	8.14.2000 – 11.27.2001	0.26800	7,500,000	–	(7,500,000)	–
Mr. Tsang Link Carl, Brian	曾令嘉先生	8.14.2000	8.14.2000 – 11.27.2001	0.26800	1,500,000	–	(1,500,000)	–

Save as disclosed above, as at March 31, 2002, none of the directors of the Company had any personal, family, corporate or other interests in any securities of the Company or any of its associated corporations, within the meaning of the SDI Ordinance, and none of the directors or their spouses or children under the age of 18 had any right to subscribe for the securities of the Company, or had exercised any such right during the year as recorded in the register kept by the Company under Section 29 of the SDI Ordinance or as otherwise notified to the Company and the Stock Exchange pursuant to the Model Code for Securities Transactions by Directors in Listed Companies in the Listing Rules.

除上文所披露者外，根據披露權益條例第29條規定本公司記存之登記冊所記錄，或根據上市規則所訂上市公司董事進行證券交易之標準守則須向本公司及聯交所申報者，本公司各董事於二零零二年三月三十一日概無在本公司或其任何聯繫公司(依據披露權益條例之定義)之任何證券中擁有任何個人、家族、公司或其他權益，而各董事或其配偶或未滿十八歲之子女亦無擁有可認購本公司證券之權利，亦無行使任何該等權利。

SHARE OPTION SCHEME

The Company's share option scheme was adopted at the annual general meeting of the Company held on August 21, 2001 (the "Share Option Scheme") for the primary purpose of providing incentives to the employees of the Group and will be expired on August 20, 2011. Under the Share Option Scheme, the board of directors of the Company may grant options to eligible employees including the directors (but excluding independent non-executive directors) and directors of any of the subsidiaries of the Company to subscribe for shares in the Company for the consideration of HK$1.00 for each lot of share options granted. The exercise price is determined by the board of directors of the Company and shall not be less than the higher of (i) 80% of the average of the closing prices of the shares quoted on the Stock Exchange for the five trading days immediately preceding the date of offer of the options or (ii) the nominal value of a share of the Company. The maximum number of share in respect of which options may be granted under the Share Option Scheme shall not exceed 10% of the issued share capital of the Company from time to time.

Pursuant to the Share Option Scheme, the number of shares in respect of which options may be granted to any individual is not permitted to exceed 25% of the maximum aggregate number of shares of the Company in issue and issuable under the Share Option Scheme.

購股權計劃

本公司購股權計劃乃本公司於二零零一年八月二十一日召開之股東週年大會上所採納(「購股權計劃」)，以激勵本集團僱員之積極性，並於二零一一年八月二十日屆滿。根據購股權計劃，本公司董事會可授予包括董事(獨立非執行董事除外)在內之合資格僱員及本公司附屬公司之任何董事購股權，以每批經授出購股權1.00港元之代價認購本公司股份。行使價由本公司董事會釐定，且不低於(i)緊接購股權授出日期前五個營業日在聯交所每日報價表所列之股份平均收市價之80%；或(ii)本公司股份之面值(以較高者為準)。根據購股權計劃可能授出之購股權所涉及之股份最大數目，不得超過本公司不時已發行股本之10%。

根據購股權計劃，任何人士可獲授予之購股權涉及之股份數目，不得超過根據購股權計劃本公司已發行及可發行股份最大總數之25%。

Details of the movements in the share options to subscribe for shares of HK$0.025 each in the Company granted under the Share Option Scheme during the year are as follows:

本年度，根據購股權計劃授出可認購本公司每股面值0.025港元之股份之購股權，其變動詳情如下：

Date of grant 授出日期	Exercisable period 行使期間	Exercise price per share HK$ 每股行使價 港元	Balance at 4.1.2001 於二零零一年四月一日之結餘	Granted during the year 年內已授出	Expired during the year 年內已期滿	Balance at 3.31.2002 於二零零二年三月三十一日之結餘
Directors *(Note)* 董事 *（附註）*						
1.27.2000	1.27.2000 – 11.27.2001	0.70900	178,500,000	–	(178,500,000)	–
8.14.2000	8.14.2000 – 11.27.2001	0.26800	72,000,000	–	(72,000,000)	–
8.31.2001	8.31.2001 – 8.30.2006	0.07472	–	390,000,000	–	390,000,000
Employees 僱員						
1.27.2000	1.27.2000 – 11.27.2001	0.70900	40,500,000	–	(40,500,000)	–
8.14.2000	8.14.2000 – 11.27.2001	0.26800	55,500,000	–	(55,500,000)	–
8.31.2001	8.31.2001 – 8.30.2006	0.07472	–	250,000,000	–	250,000,000

Note: Details of the options granted to the Directors are set out in the sub-heading "Share options" of the section headed "Directors' Interests in Securities".

附註： 授予董事之購股權詳情，載於「董事之證券權益」一節「購股權」一段。

The fair value of the options granted on August 31, 2001 measured on the same date totalled approximately HK$47,228,000. The following significant assumptions were used to derive the fair value using the Black-Scholes option pricing model:

1) an expected volatility of 129.52%, based on historical volatility;
2) annual dividends of 1.79% of earnings, based on historical dividends; and
3) the estimated expected life of the options granted during the year is five years. The corresponding five-year Hong Kong Exchange Fund Notes rate at the date of the options were granted was 4.88% and based on the estimated expected life indicated.

於二零零一年八月三十一日授予購股權之合理價值按同日計算合共約47,228,000港元。基於下列重要之假設而使用畢蘇購股權定價模式得出公平價值：

1) 按以往波動幅度預計波動幅度為129.52%；
2) 按以往股息，年度股息為盈利之1.79%；及
3) 估計年內授出購股權之預計年期為五年，於授出購股權之日香港外滙基金之相應五年期息率為4.88%，並依照指示之估計預期年期為準。

For the purposes of the calculation of fair value, no adjustment has been made in respect of options expected to be forfeited, due to lack of historical data.

就計算公平價值而言，由於缺乏以往數據，並無對預期沒收之購股權作出調整。

The Black-Scholes option pricing model requires the input of highly subjective assumptions, including the volatility of share price. As changes in subjective input assumptions can materially affect the fair value estimate, in the directors' opinion, the existing model does not necessarily provide a reliable single measure of the fair value of the share options.

畢蘇購股權定價模式需要投入高度主觀之假設，包括股價之波動。由於主觀投入假設之變動可嚴重影響公平價值之估計，董事會認為，現有模式未必一定提供購股權公平價值之可靠單一之量度。

The closing price of the Company's shares immediately before August 31, 2001, the date of grant, was HK$0.09 per share. No charge is recognized in the consolidated income statement in respect of the value of options granted during the year.

緊接二零零一年八月三十一日授出日前，本公司股份之收市價為每股0.09港元。綜合收益表並無確認年內授出購股權價值之費用。

At the date of this report, the total number of share options issued under the Share Option Scheme is 640,000,000 representing 9.98% of the shares of the Company in issue at that date.

於本報告刊發之日，根據購股權計劃已發行之購股權總數為640,000,000 份，佔本公司於該日已發行股份之9.98%。

ARRANGEMENTS TO PURCHASE SHARES OR DEBENTURES

Save as disclosed above, at no time during the year was the Company or any of its subsidiaries a party to any arrangements to enable the directors of the Company to acquire benefits by means of the acquisition of shares in, or debentures of, the Company or any other body corporate.

購買股份或債券之安排

除上文所披露者外，本公司或其任何附屬公司於年內任何時間概無參與訂立任何安排，致使本公司董事可藉購入本公司或任何其他法人團體之股份或債券而獲益。

DIRECTORS' INTERESTS IN COMPETING BUSINESS

Interests of directors of the Company in competing businesses during the year required to be disclosed pursuant to Rule 8.10 of the Listing Rules were as follows:

董事於競爭業務之權益

本公司董事於年內在競爭業務之權益按上市規則第8.10條之規定披露如下：

Name of director 董事名稱	Name of entity which businesses are considered to compete or likely to compete with the businesses of the Group 現與或可能與本集團業務相競爭之實體名稱	Description of businesses of the entity which are considered to compete or likely to compete with the businesses of the Group 現與或可能與本集團業務相競爭之業務描述	Nature of interest of the director in the entity 董事於該實體之權益性質
Dr. Chan Kwok Keung, Charles	New World CyberBase Limited	Provision of e-Business solutions which includes web-site design and development through its wholly-owned subsidiary	Director *(resigned on August 29, 2001)*
陳國強博士	新世界數碼基地有限公司	透過其全資附屬公司提供電子商務解決方案，包括網頁設計及開發	董事 *(已於二零零一年八月二十九日辭任)*
	STAREASTnet (BVI) Limited *(Note)*	Provision of information technology consulting services	Director *(resigned on December 28, 2001)*
	STAREASTnet (BVI) Limited *(附註)*	提供資訊科技顧問服務	董事 *(已於二零零一年十二月二十八日辭任)*
Mr. Cheung Kwok Wah, Ken	China Youth Net.Com Limited	Holding 60% of cyol.net (Internet portal provides a one-stop gateway to the internet users who are interested in news and information relating to the People's Republic of China	Director
張國華先生	China Youth Net.Com Limited	擁有cyol.net股份達60%。cyol.net互聯網入門網站，向互聯網用戶一站式提供有關中華人民共和國之新聞及資訊。	董事

Name of director 董事名稱	Name of entity which businesses are considered to compete or likely to compete with the businesses of the Group 現與或可能與本集團業務相競爭之實體名稱	Description of businesses of the entity which are considered to compete or likely to compete with the businesses of the Group 現與或可能與本集團業務相競爭之業務描述	Nature of interest of the director in the entity 董事於該實體之權益
Mr. Fok Kin Ning, Canning	Cheung Kong (Holdings) Limited ("CKH") *(Note)*	Manufacture, distribution and marketing of data storage media	Non-executive Director
霍建寧先生	長江實業(集團)有限公司(「長實」)*(附註)*	製造、銷售及推廣數據儲存媒體	非執行董事
	CKH *(Note)*	Distribution and marketing of computer accessories and storage media drives, scanners, audio and video cassettes, minidiscs, household electronic products and telecommunication accessories	Non-executive Director
	長實 *(附註)*	銷售及推廣電腦配件、儲存媒體驅動器、掃瞄器、錄音帶與錄影帶、微型唱碟、家庭電子產品及電訊設備配件	非執行董事
	Hutchison Whampoa Limited ("HWL") *(Note)*	Finance and investment	Group Managing Director
	和記黃埔有限公司(「和黃」)*(附註)*	融資及投資	集團董事總經理
	Cheung Kong Infrastructure Holdings Limited ("CKI") *(Note)*	Securities investment	Deputy Chairman
	長江基建集團有限公司(「長江基建」)*(附註)*	證券投資	副主席
	CKH *(Note)*	Investment in securities	Non-executive Director
	長實 *(附註)*	證券投資	非執行董事

Name of director 董事名稱	Name of entity which businesses are considered to compete or likely to compete with the businesses of the Group 現與或可能與本集團業務相競爭之實體名稱	Description of businesses of the entity which are considered to compete or likely to compete with the businesses of the Group 現與或可能與本集團業務相競爭之業務描述	Nature of interest of the director in the entity 董事於該實體之權益
	HWL *(Note)*	E-commerce projects and operating general information portals	Group Managing Director
	和黃 *(附註)*	電子商務項目及營運一般資訊入門網站	集團董事總經理
	CKH *(Note)*	Information technology, e-commerce and new technology	Non-executive Director
	長實 *(附註)*	資訊科技、電子商貿及新科技	非執行董事
	CKI *(Note)*	Information technology, e-commerce and new technology	Deputy Chairman
	長江基建 *(附註)*	資訊科技、電子商貿及新科技	副主席
	Hutchison Harbour Ring Limited *(Note)*	Internet B2B investments	Co-Chairman
	和記港陸有限公司 *(附註)*	互聯網B2B投資	聯席主席
	Across Asia Multimedia Limited	Fixed line broadband communication services, cellular communication services, Internet enabling services and commerce, offering a broad range of video, data, voice and Internet related services in Asia	Non-executive Director *(resigned on March 12, 2002)*
	光亞科技有限公司	固網寬頻通訊服務、無線通訊服務、互聯網方案服務及商貿、於亞洲提供各式各樣之視像、數據、話音及互聯網相關服務	非執行董事 *(已於二零零二年三月十二日辭任)*

Name of director 董事名稱	Name of entity which businesses are considered to compete or likely to compete with the businesses of the Group 現與或可能與本集團業務相競爭之實體名稱	Description of businesses of the entity which are considered to compete or likely to compete with the businesses of the Group 現與或可能與本集團業務相競爭之業務描述	Nature of interest of the director in the entity 董事於該實體之權益
Mr. Ip Tak Chuen, Edmond	CKH *(Note)*	Manufacture, distribution and marketing of data storage media	Executive Director
葉德銓先生	長實 *(附註)*	製造、銷售及推廣數據存儲媒體	執行董事
	CKH *(Note)*	Distribution and marketing of computer accessories, telecommunication accessories and related products	Executive Director
	長實 *(附註)*	分銷及推廣電腦配件、電訊設備配件及相關產品	執行董事
	CKH *(Note)*	Securities trading	Executive Director
	長實 *(附註)*	證券交易	執行董事
	CKH *(Note)*	e-commerce and general information portals	Executive Director
	長實 *(附註)*	電子商務及一般資訊入門網站	執行董事

Note: Such businesses may be made through its subsidiaries, associates or by way of other forms of investments.

附註： 上述業務可透過附屬公司、關連公司或以其他投資方式經營。

Other than as disclosed above, none of the directors is interested in any business apart from the Company's businesses which competes or is likely to compete, either directly or indirectly, with the Company's businesses.

除上述披露者外，概無董事擁有與本公司業務直接或間接出現競爭或可能出現競爭之任何業務之權益。

DIRECTORS' INTERESTS IN CONTRACTS OF SIGNIFICANCE

No contracts of significance to which the Company or any of its subsidiaries was a party and in which a director of the Company had a material interest, whether directly or indirectly, subsisted at the end of the year or at any time during the year.

董事之重大合約權益

於本年終或本年內任何時間，本公司或其任何附屬公司之董事均無訂立任何直接或間接擁有重大權益之重大合約。

SUBSTANTIAL SHAREHOLDERS

As at March 31, 2002, the register of substantial shareholders kept by the Company pursuant to section 16(1) of the SDI Ordinance showed that the following shareholders had an interest of 10% or more of the issued share capital of the Company:

主要股東

按本公司依據披露權益條例第16(1)條規定記存之主要股東登記冊顯示，於二零零二年三月三十一日，下列股東持有本公司已發行股本10%或以上之權益：

Name of shareholder	股東名稱	Number of shares held 所持股份數目 Direct Interest 直接權益	Deemed Interest 應計權益	Shareholding Percentage % 持股百分比 %
Dr. Chan Kwok Keung, Charles	陳國強博士	–	1,778,028,504	27.73
Chinaview	Chinaview	–	1,778,028,504	27.73
Galaxyway Investments Limited ("Galaxyway")	Galaxyway Investments Limited （「Galaxyway」）	–	1,778,028,504	27.73
ITC Corporation Limited ("ITC")	德祥企業集團有限公司 （「德祥企業」）	–	1,778,028,504	27.73
ITC Investment Holdings Limited ("ITC Investment")	ITC Investment Holdings Limited （「ITC Investment」）	–	1,778,028,504	27.73
Mankar Assets Limited ("Mankar")	Mankar Assets Limited （「Mankar」）	–	1,778,028,504	27.73
Famex Investment Limited ("Famex")	其威投資有限公司 （「其威」）	1,778,028,504	–	27.73

Notes:

(1) Famex is a wholly-owned subsidiary of Mankar. Mankar is a wholly-owned subsidiary of ITC Investment, which in turn is a wholly-owned subsidiary of ITC. Mankar, ITC Investment and ITC are deemed to be interested in 1,778,028,504 shares, which are held by Famex.

(2) Galaxyway, a wholly-owned subsidiary of Chinaview, in which Dr. Chan Kwok Keung, Charles owns its entire issued share capital, owns more than one-third of the issued ordinary share capital of ITC. Galaxyway, Chinaview and Dr. Chan Kwok Keung, Charles are deemed to be interested in 1,778,028,504 shares which are held by Famex.

附註：

(1) 其威為Mankar之全資附屬公司，而後者為ITC Investment之全資附屬公司，ITC Investment則為德祥企業之全資附屬公司。Mankar、ITC Investment及德祥企業均被視為擁有由其威持有之1,778,028,504股股份之權益。

(2) Galaxyway為Chinaview之全資附屬公司，並擁有德祥企業超過三分一已發行普通股本，而陳國強博士擁有Chinaview全部已發行股本。Galaxyway、Chinaview及陳國強博士均被視為擁有由其威持有之1,778,028,504股股份之權益。

Saved as disclosed above, as at March 31, 2002, the Company had not been notified of any other interests representing 10% or more of the issued share capital of the Company.

除上文所披露者外，於二零零二年三月三十一日，本公司並不知悉佔本公司已發行股本10%或以上之任何其他權益。

MAJOR CUSTOMERS AND SUPPLIERS

For the year ended March 31, 2002:

(i) The Group's largest customer and five largest customers accounted for approximately 26.0% and 58.6% respectively of the Group's total turnover.

(ii) The Group's largest supplier and five largest suppliers accounted for approximately 29.8% and 65.0% respectively of the Group's total purchases (not including purchases of items which are of capital nature).

So far as the directors are aware, none of the directors, their associates or any shareholders who owned more than 5% of the Company's share capital had any interest in the five largest customers or suppliers of the Group.

主要客戶及供應商

截至二零零二年三月三十一日止年度：

(i) 本集團之最大客戶及五大客戶分別約佔本集團總營業額之26.0%及58.6%。

(ii) 本集團之最大供應商及五大供應商分別約佔本集團總購貨額（不包括屬資本性質之貨品採購）之29.8%及65.0%。

據董事會所知，各董事、彼等之聯繫人士或任何擁有本公司股本5%以上之股東，概無於本集團之五大客戶或供應商中擁有任何權益。

PURCHASE, SALE OR REDEMPTION OF THE COMPANY'S LISTED SHARES

During the year ended March 31, 2002, the Company repurchased a total number of 20,502,000 of its own shares on the Stock Exchange as follows:

購回、出售或贖回本公司之上市股票

截至二零零二年三月三十一日止年度，本公司在聯交所合共購回20,502,000股股份，有關詳情如下：

Month of repurchase	購回月份	Number of shares repurchased 購回股份數目	Price per share 每股價格 Highest HK$ 最高價 港元	Lowest HK$ 最低價 港元	Aggregate consideration paid (including expenses) HK$'000 已付總代價（包括開支）千港元
September 2001	二零零一年九月	20,502,000	0.075	0.064	1,433

The above shares were cancelled upon repurchase and accordingly the issued share capital of the Company was reduced by the nominal value of these shares. The premium payable on repurchase was charged against the share premium account.

The repurchase was made for the benefit of the shareholders as a whole as it enhances the assets value per share of the Company.

Save as disclosed above, neither the Company nor any of its subsidiaries have purchased, redeemed or sold any of the Company's listed shares during the year.

上述股份於購回時已予以註銷，而本公司之已發行股本亦已相應減去該等股份之面值。於購回股份時須支付之溢價已於股份溢價賬中扣除。

上述股份購回將可提高本公司股份之每股資產值，符合股東之整體利益。

除上文所披露者外，本公司或其任何附屬公司於本年度概無購回、贖回或出售本公司任何上市股票。

PRE-EMPTIVE RIGHTS

There are no provisions for pre-emptive rights under the Company's Bye-laws, or the laws in Bermuda which would oblige the Company to offer new shares on a pro-rata basis to existing shareholders.

優先購買權

本公司之公司細則或百慕達法律並無任何有關優先購買權之條款，規定本公司須按比例向現有股東提呈發售新股份。

CORPORATE GOVERNANCE

The Company has complied throughout the year ended March 31, 2002 with the Code of Best Practice as set out in Appendix 14 of the Listing Rules except that the non-executive directors are not appointed for a specific term as they are subject to retirement by rotation and re-election at the annual general meeting of the Company in accordance with the Bye-laws of the Company.

公司管治

本公司於截至二零零二年三月三十一日止年度一直遵守上市規則附錄十四所載最佳應用守則之規定，惟非執行董事並無固定任期，因彼等須根據本公司之公司細則，在本公司之股東週年大會上輪值告退並膺選連任。

AUDIT COMMITTEE

The Audit Committee has reviewed with the management the accounting principles and practices adopted by the Group and discussed auditing, internal control and financial reporting matters including the review of the audited financial statements of the Company.

審核委員會

審核委員會已聯同管理層審閱本集團所採納之會計政策及慣例，並就審核、內部監控及財務報告事宜進行商討，其中包括審閱本公司經審核之財務報表。

AUDITORS

A resolution will be submitted to the annual general meeting of the Company to re-appoint Messrs. Deloitte Touche Tohmatsu as auditors of the Company.

核數師

董事會將於本公司之股東週年大會上提呈決議案，續聘德勤•關黃陳方會計師行為本公司核數師。

On behalf of the Board
Dr. Chan Kwok Keung, Charles
Chairman

Hong Kong, July 18, 2002

董事會代表
主席
陳國強博士

香港，二零零二年七月十八日

用心栽培美好將來

Cultivating

A Bright Future



We are devoted to provide original, cost-effective and quality products to provide our customers with the best value. Through strategic acquisitions that create synergy with existing operations, we are able to strengthen our competitive position to secure a profitable growth in the long-term.

錦興提供獨特，價格相宜及優質之產品予客戶。通過策略性收購與現有業務產生協同效益，本集團得以加強競爭力及保障長遠利潤增長。



德勤・關黃陳方會計師行

Certified Public Accountants
26/F, Wing On Centre
111 Connaught Road Central
Hong Kong

香港中環干諾道中111號
永安中心26樓

Deloitte Touche Tohmatsu

TO THE SHAREHOLDERS OF HANNY HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)

致錦興集團有限公司股東

(於百慕達註冊成立之有限公司)

We have audited the financial statements on pages 42 to 103 which have been prepared in accordance with accounting principles generally accepted in Hong Kong.

本核數師行已完成審核刊於第42頁至第103頁按照香港普遍採納之會計準則編製之財務報表。

RESPECTIVE RESPONSIBILITIES OF DIRECTORS AND AUDITORS

The Company's directors are responsible for the preparation of financial statements which give a true and fair view. In preparing financial statements which give a true and fair view it is fundamental that appropriate accounting policies are selected and applied consistently.

It is our responsibility to form an independent opinion, based on our audit, on those statements and to report our opinion to you.

董事及核數師之個別責任

貴公司之董事須負責編製真實與公平之財務報表。在編製真實與公平之財務報表時，董事必須貫徹採用合適之會計政策。

本行之責任乃根據本行審核工作之結果，對該等財務報表表達獨立意見，並向股東作出報告。

BASIS OF OPINION

We conducted our audit in accordance with Statements of Auditing Standards issued by the Hong Kong Society of Accountants. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgments made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the circumstances of the Company and of the Group, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance as to whether the financial statements are free from material misstatement. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements. We believe that our audit provides a reasonable basis for our opinion.

意見之基礎

本行乃按照香港會計師公會頒佈之核數準則進行審核工作。審核範圍包括以抽查方式查核與財務報表所載數額及披露事項有關之憑證，亦包括評估董事於編製該等財務報表時所作之重大估計和判斷，所釐定之會計政策是否適合 貴公司及 貴集團之具體情況，及是否貫徹應用並足夠地披露該等會計政策。

本行在規劃及進行審核工作時，均以取得一切本行認為必需之資料及解釋為目標，使本行能獲得充份憑證，就該等財務報表是否存有重大錯誤陳述，作出合理確定。在表達本行意見時，本行亦已衡量該等財務報表所載之資料在整體上是否足夠。本行相信，本行之審核工作已能為下列意見建立合理基礎。

TO THE SHAREHOLDERS OF HANNY HOLDINGS LIMITED (Continued)
(Incorporated in Bermuda with limited liability)

致錦興集團有限公司股東(續)
(於百慕達註冊成立之有限公司)

OPINION

In our opinion the financial statements give a true and fair view of the state of affairs of the Company and of the Group as at March 31, 2002 and of the loss and cash flows of the Group for the year then ended and have been properly prepared in accordance with the disclosure requirements of the Hong Kong Companies Ordinance.

意見

本行認為上述財務報表均真實與公平地反映 貴公司及 貴集團於二零零二年三月三十一日之財務狀況及 貴集團於截至該日止年度之虧損及現金流動情況，並已按香港公司條例之披露規定而妥善編製。

Deloitte Touche Tohmatsu
Certified Public Accountants
Hong Kong, July 18, 2002

德勤•關黃陳方會計師行
執業會計師
香港，二零零二年七月十八日

Consolidated Income Statement 綜合收益表

For the year ended March 31, 2002 截至二零零二年三月三十一日止年度

		NOTES 附註	2002 HK$'000 二零零二年 千港元	2001 HK$'000 (As restated) 二零零一年 千港元 (重列)
Turnover	營業額	4	**4,373,909**	3,595,783
Cost of sales	銷售成本		**(3,560,003)**	(2,952,453)
Gross profit	毛利		**813,906**	643,330
Other income	其他收入	6	**62,505**	95,045
Distribution costs	分銷成本		**(443,261)**	(408,409)
Administrative expenses	行政開支		**(267,238)**	(256,522)
Other operating expenses	其他經營開支	7	**(184,938)**	(388,210)
Loss from operations	經營虧損	8	**(19,026)**	(314,766)
Finance costs	財務費用	9	**(58,144)**	(111,362)
Share of results of associates	應佔聯營公司業績		**(3,499)**	(30,072)
Impairment loss on goodwill	商譽減值虧損		**–**	(362,982)
Net gain on disposal of subsidiaries and associates	出售附屬公司及聯營公司之收益淨額	10	**5,625**	245,053
Loss before taxation	除税前虧損		**(75,044)**	(574,129)
Taxation	税項	13	**2,686**	22,871
Loss before minority interests	未計少數股東權益前虧損		**(77,730)**	(597,000)
Minority interests	少數股東權益		**24,725**	(7,635)
Loss for the year	本年度虧損		**(102,455)**	(589,365)
Dividends	股息	14	**9,647**	20,605
Loss per share – basic	每股虧損 — 基本	15	**(1.60 cents)**	(13.35 cents)

Consolidated Balance Sheet 綜合資產負債表

At March 31, 2002 於二零零二年三月三十一日

		NOTES 附註	2002 HK$'000 二零零二年 千港元	2001 HK$'000 (As restated) 二零零一年 千港元 (重列)
Non-current Assets	非流動資產			
Property, plant and equipment	物業、機器及設備	16	**91,742**	105,547
Intangible assets	無形資產	17	**152,621**	166,959
Interests in associates	聯營公司權益	19	**179,902**	192,934
Investments in securities	證券投資	20	**1,221,210**	1,230,782
Deposit made for acquisition of an associate	收購一間聯營公司所支付之訂金	21	**4,235**	–
Long-term loans receivable	應收長期貸款		**21,483**	–
Other receivables – due after one year	其他應收款項 – 一年後到期		**–**	129,779
			1,671,193	1,826,001
Current Assets	流動資產			
Inventories	存貨	22	**449,323**	257,638
Trade and other receivables	貿易及其他應收款項	23	**815,145**	796,642
Investments in securities	證券投資	20	**292,507**	779,280
Short-term loans receivable	應收短期貸款		**244,012**	138,906
Margin loans receivable	應收孖展貸款		**123,248**	119,204
Tax recoverable	可退回稅項		**456**	387
Pledged bank deposits	已抵押銀行存款		**91,800**	–
Bank balances and cash	銀行結存及現金		**217,379**	595,967
			2,233,870	2,688,024
Current Liabilities	流動負債			
Trade and other payables	貿易及其他應付款項	24	**740,982**	682,078
Margin loans payable	應付孖展貸款		**22,111**	24,407
Bills payable	應付票據		**2,079**	27,372
Taxation	稅項		**21,269**	23,233
Borrowings – due within one year	借款 – 一年內到期	25	**566,902**	844,211
Convertible note	可換股票據	26	**–**	385,900
Obligations under finance leases – due within one year	融資租約承擔 – 一年內到期	27	**2,851**	3,187
Bank overdrafts	銀行透支		**76,110**	49,813
			1,432,304	2,040,201
Net Current Assets	流動資產淨值		**801,566**	647,823
			2,472,759	2,473,824

		NOTES 附註	2002 HK$'000 二零零二年 千港元	2001 HK$'000 (As restated) 二零零一年 千港元 (重列)
Capital and Reserves	資本及儲備			
Share capital	股本	28	**160,301**	160,780
Reserves	儲備	31	**2,086,867**	2,008,513
			2,247,168	2,169,293
Minority interests	少數股東權益		**214,611**	182,623
Non-current Liabilities	非流動負債			
Borrowings – due after one year	借款 – 一年後到期	25	**8,289**	116,093
Obligations under finance leases – due after one year	融資租約承擔 – 一年後到期	27	**246**	3,144
Amount due to a minority shareholder	應付少數股東款項	32	**2,445**	2,671
			10,980	121,908
			2,472,759	2,473,824

The financial statements on pages 42 to 103 were approved and authorized for issue by the Board of Directors on July 18, 2002 and are signed on its behalf by:

董事會已於二零零二年七月十八日批准及授權刊發第42頁至第103頁之財務報表，並由以下董事代表簽署：

DR. CHAN KWOK KEUNG, CHARLES
Chairman
陳國強博士
主席

DR. YAP, ALLAN
Managing Director
YAP, ALLAN博士
董事總經理

Balance Sheet 資產負債表

At March 31, 2002 於二零零二年三月三十一日

		NOTES 附註	2002 HK$'000 二零零二年 千港元	2001 HK$'000 (As restated) 二零零一年 千港元 (重列)
Non-current Assets	非流動資產			
Interests in subsidiaries	附屬公司權益	18	**2,462,929**	2,666,033
Current Assets	流動資產			
Trade and other receivables	貿易及其他應收款項		**1,984**	2,980
Investments in securities	證券投資	20	**1,449**	22,089
Short-term loans receivable	應收短期貸款		**–**	10,000
Bank balances and cash	銀行結存及現金		**1,905**	239,558
			5,338	274,627
Current Liabilities	流動負債			
Trade and other payables	貿易及其他應付款項		**6,905**	27,177
Borrowings – due within one year	借款——年內到期	25	**226,000**	225,581
Convertible note	可換股票據	26	**–**	385,900
			232,905	638,658
Net Current Liabilities	流動負債淨額		**(227,567)**	(364,031)
			2,235,362	2,302,002
Capital and Reserves	資本及儲備			
Share capital	股本	28	**160,301**	160,780
Reserves	儲備	31	**1,955,502**	2,008,513
			2,115,803	2,169,293
Non-current Liabilities	非流動負債			
Amounts due to subsidiaries	應付附屬公司款項	18	**119,559**	25,622
Borrowings – due after one year	借款——年後到期	25	**–**	107,087
			119,559	132,709
			2,235,362	2,302,002

DR. CHAN KWOK KEUNG, CHARLES
Chairman
陳國強博士
主席

DR. YAP, ALLAN
Managing Director
YAP, ALLAN博士
董事總經理

Consolidated Statement of Recognized Gains and Losses 綜合收益及虧損確認表

For the year ended March 31, 2002 截至二零零二年三月三十一日止年度

		2002 HK$'000 二零零二年 千港元	2001 HK$'000 (As restated) 二零零一年 千港元 (重列)
Exchange differences arising from the translation of overseas operations not recognized in the consolidated income statement	滙兑海外業務款項時所產生但未於綜合收益表確認之滙兑差額	**(5,631)**	(8,628)
Share of post-acquisition currency translation reserve of an associate	應佔聯營公司收購後外幣兑換儲備	**–**	(16)
Loss for the year	本年度虧損	**(102,455)**	(589,365)
Total recognized losses	已確認虧損總額	**(108,086)**	(598,009)
Goodwill arising on acquisition of subsidiaries and associates	收購附屬公司及聯營公司時所產生之商譽	**–**	(467,568)
Share of post-acquisition capital reserve of associates	應佔聯營公司收購後資本儲備	**–**	(2,293)
		(108,086)	(1,067,870)
Prior year adjustments arising from the effects of changes in accounting policies *(Note 2)*	會計政策變動所產生之上年度調整 *(附註2)*		
– increase in retained profits at April 1, 2000	一 於二零零零年四月一日之保留溢利增加		9,886
– increase in capital reserve and decrease in retained profits at April 1, 2000	一 於二零零零年四月一日之資本儲備增加及保留溢利減少		(173,413)
			(163,527)

Consolidated Cash Flow Statement 綜合現金流動表

For the year ended March 31, 2002 截至二零零二年三月三十一日止年度

		NOTES 附註	2002 HK$'000 二零零二年 千港元	2001 HK$'000 二零零一年 千港元
NET CASH INFLOW FROM OPERATING ACTIVITIES	營運業務之流入現金淨額	33	**722,425**	124,649
RETURNS ON INVESTMENTS AND SERVICING OF FINANCE	投資回報及融資費用			
Interest and finance charges paid	繳訖利息及財務費用		**(84,216)**	(87,256)
Dividends paid	繳訖股息		**(9,647)**	(20,605)
Interest received	已收利息		**34,220**	44,275
NET CASH OUTFLOW FROM RETURNS ON INVESTMENTS AND SERVICING OF FINANCE	投資回報及融資費用之流出現金淨額		**(59,643)**	(63,586)
TAXATION	稅項			
Overseas tax (paid) refunded	(繳訖)退回海外稅項		**(4,506)**	1,167
Hong Kong Profits Tax paid	繳訖香港利得稅		**–**	(1,057)
NET TAX (PAID) REFUNDED	(繳訖)退回稅項淨額		**(4,506)**	110
INVESTING ACTIVITIES	投資業務			
Short-term loans receivable	應收短期貸款		**(504,296)**	(163,538)
Increase in pledged bank deposits	已抵押銀行存款增加		**(91,800)**	–
Additional capital contributed to associates	向聯營公司投入之額外資本		**(32,525)**	–
Amounts (advanced to) repaid by associates	聯營公司(墊支)償還之款項		**(22,998)**	19,266
Long-term loans receivable	應收長期貸款		**(18,000)**	–
Loans to associates	貸款予聯營公司		**(16,000)**	(40,000)
Purchase of property, plant and equipment	購入物業、機器及設備		**(13,237)**	(40,649)
Deposit made for acquisition of an associate	收購一間聯營公司所支付之訂金		**(4,235)**	–
Acquisition of investment securities	收購投資證券		**(518)**	(370,615)
Acquisition of associates	收購聯營公司		**(450)**	(253,717)
Repayment of short-term loans receivable	應收短期貸款之還款		**393,190**	106,120
Repayment of long-term loans receivable	應收長期貸款之還款		**16,917**	–
Proceeds from disposal of property, plant and equipment	出售物業、機器及設備所得款項		**5,264**	632
Acquisition of additional shareholding in a subsidiary	收購一間附屬公司之額外股權		**–**	(705)
Proceeds from partial disposal of shareholding in a subsidiary	出售一間附屬公司部份股權所得款項		**–**	82,366
Proceeds from disposal of subsidiaries	出售附屬公司所得款項	34	**–**	60,000
Proceeds from partial disposal of shareholding in associates	出售聯營公司部份股權所得款項		**–**	1,315
Proceeds from disposal of associates	出售聯營公司所得款項		**–**	1,257
NET CASH OUTFLOW FROM INVESTING ACTIVITIES	投資業務之流出現金淨額		**(288,688)**	(598,268)
NET CASH INFLOW (OUTFLOW) BEFORE FINANCING	融資前之流入(流出)現金淨額		**369,588**	(537,095)

		NOTES 附註	2002 HK$'000 二零零二年 千港元	2001 HK$'000 二零零一年 千港元
FINANCING	融資	35		
Repayment of other loans	償還其他貸款		**(612,362)**	(467,710)
Repayment of convertible note	償還可換股票據		**(385,900)**	–
Repayment of bank loans	償還銀行貸款		**(289,942)**	(163,747)
Repayment of obligations under finance leases	償還融資租約承擔		**(3,234)**	(2,906)
Repurchase of shares	購回股份		**(1,433)**	(15,370)
Amount repaid to a minority shareholder	償還少數股東款項		**(226)**	(3,462)
Other loans raised	新增其他貸款		**287,025**	483,946
Bank loans raised	新增銀行貸款		**244,131**	29,250
Proceeds from issue of shares	發行股份所得款項		**143**	381,231
Expenses in connection with the issue of shares	與發行股份有關之開支		**–**	(8,378)
Capital contributed by minority shareholders	少數股東注資		**–**	43,913
NET CASH (OUTFLOW) INFLOW FROM FINANCING	融資所得（流出）流入現金淨額		**(761,798)**	276,767
DECREASE IN CASH AND CASH EQUIVALENTS	現金及現金等額減少		**(392,210)**	(260,328)
CASH AND CASH EQUIVALENTS AT BEGINNING OF THE YEAR	年初之現金及現金等額		**381,503**	640,520
EFFECT OF FOREIGN EXCHANGE RATE CHANGES	滙率變動之影響		**1,290**	1,311
CASH AND CASH EQUIVALENTS AT END OF THE YEAR	年終之現金及現金等額		**(9,417)**	381,503
ANALYSIS OF THE BALANCES OF CASH AND CASH EQUIVALENTS	現金及現金等額結存分析			
Bank balances and cash	銀行結存及現金		**217,379**	595,967
Bank and other loans with original term of maturity date of less than three months	原來到期日少於三個月之銀行及其他貸款		**(150,686)**	(164,651)
Bank overdrafts	銀行透支		**(76,110)**	(49,813)
			(9,417)	381,503

1. GENERAL

The Company is incorporated in Bermuda as an exempted company with limited liability and its shares are listed on The Stock Exchange of Hong Kong Limited (the "Stock Exchange").

The Company is an investment holding company. The principal activities of its principal subsidiaries and associates are set out in note 44.

1. 一般資料

本公司於百慕達以豁免有限公司形式註冊成立，其股份於香港聯合交易所有限公司(「聯交所」)上市。

本公司乃一間投資控股公司。其主要附屬公司及聯營公司之主要業務載於附註第44項。

2. ADOPTION OF STATEMENTS OF STANDARD ACCOUNTING PRACTICE/CHANGES IN ACCOUNTING POLICIES

In the current year, the Group has adopted for the first time a number of new and revised Statements of Standard Accounting Practice ("SSAP(s)") issued by the Hong Kong Society of Accountants. Adoption of these standards has led to a number of changes in the Group's accounting policies. The revised accounting policies are set out in note 3. In addition, the new and revised SSAPs have introduced additional and revised disclosure requirements which have been adopted in these financial statements. Comparative amounts and disclosures for the prior year have been restated in order to achieve a consistent presentation.

The adoption of these new and revised SSAPs has resulted in the following changes to the Group's accounting policies that have affected the amounts reported for the current or prior periods.

Dividends proposed or declared after the balance sheet date

In accordance with SSAP 9 (Revised) "Events after the balance sheet date", dividends proposed or declared after the balance sheet date are *not recognized as a liability at the balance sheet date, but are disclosed* in the notes to the financial statements. This change in accounting policy has been applied retrospectively, resulting in a prior period adjustment which has increased the retained profits of the Group and the Company as at April 1, 2000 and as at April 1, 2001 by HK$9,886,000 and HK$9,647,000, respectively.

2. 採納會計實務準則／會計政策之變動

本年度，本集團首次採納香港會計師公會頒佈之多項新設及經修訂會計實務準則(「會計實務準則」)。採納此等準則導致本集團之會計政策作出多項變動。經修訂之會計政策已載於附註第3項。此外，新設及經修訂之會計實務準則已引入額外及經修改之披露規定，而本集團財務報表已採納該等規定。上年度之比較金額及披露已經重列，以符合一致之呈報方式。

採納此等新設及經修訂之會計實務準則導致本集團之會計政策出現以下變動，因此影響本期間或過往期間呈報之金額。

擬派發或結算日後宣告派發之股息

根據會計實務準則第9號(經修訂)「結算日後事項」，於結算日後擬派發或宣告之股息不會確認為結算日之債務，但會在財務報表附註中披露。此種會計政策之變動具追溯性，因而導致前期調整。本集團及本公司之保留溢利因此於二零零零年四月一日及於二零零一年四月一日分別增加9,886,000港元及9,647,000港元。

2. ADOPTION OF STATEMENTS OF STANDARD ACCOUNTING PRACTICE/CHANGES IN ACCOUNTING POLICIES (continued)

Leases

SSAP 14 (Revised) "Leases" has introduced some amendments to the basis of accounting for finance and operating leases, and to the disclosures specified for the Group's leasing arrangements. These changes have not had any effects on the results for the current or prior accounting periods and, accordingly, no prior period adjustment has been required. Disclosures for the Group's leasing arrangements have been modified so as to comply with the requirements of SSAP 14 (Revised). Comparative amounts and disclosures have been restated in order to achieve a consistent presentation.

Segment Reporting

In the current year, the Group has changed the basis of identification of reportable segments to that required by SSAP 26 "Segment reporting". Segment disclosures for the year ended March 31, 2001 have been amended in order to achieve a consistent presentation.

Goodwill

In the current year, the Group has adopted SSAP 30 "Business combinations" and has elected not to restate goodwill previously eliminated against reserves. However, impairment losses in respect of goodwill that arose between the date of acquisition of the relevant subsidiary or associate and the date of adoption of SSAP 30 have been recognized retrospectively. The effect of this prior period adjustment is to increase the capital reserve and decrease the retained profits of the Group as at April 1, 2000 by HK$173,413,000 and to increase the loss for the year ended March 31, 2001 by HK$362,982,000. Goodwill arising on acquisitions prior to April 1, 2001 continues to be held in reserves and will be charged to the income statement at the time of disposal of the relevant subsidiary or associate, or at such time as the goodwill is determined as impaired.

2. 採納會計實務準則／會計政策之變動（續）

租約

會計實務準則第14號（經修訂）「租約」對融資及經營租約之會計基準以及本集團租約安排之特定披露引入若干修訂。此等變動對本會計期間或過往會計期間之業績並無任何影響，因此毋須作前期調整。本集團租賃安排之披露已作修正以符合會計實務準則第14號（經修訂）之規定。比較金額及披露亦已重列以符合一致之呈報方式。

分類呈報

本年度，本集團按會計實務準則第26號「分類呈報」更改可予呈報類別之分類基準。截至二零零一年三月三十一日止年度之分類披露亦已修訂以符合一致之呈報方式。

商譽

本年度，本集團採納會計實務準則第30號「業務合併」，並已議決不再重列以往於儲備中撇銷之商譽。然而，就商譽而言，於收購有關附屬公司或聯營公司日期至採納會計實務準則第30號日期之間產生之商譽減值虧損已追溯確認。此種前期調整之影響為於二零零零年四月一日之本集團資本儲備增加及保留溢利減少173,413,000港元及截至二零零一年三月三十一日止年度之虧損增加362,982,000港元。於二零零一年四月一日前於收購時產生之商譽繼續保留於儲備內，將於出售有關附屬公司或聯營公司時，或於商譽確定為減值之時，於收益表中扣除。

2. ADOPTION OF STATEMENTS OF STANDARD ACCOUNTING PRACTICE/CHANGES IN ACCOUNTING POLICIES (continued)

Goodwill (continued)

Goodwill arising on acquisitions after April 1, 2001 is capitalized and amortized over its estimated useful life. Negative goodwill arising on acquisitions after April 1, 2001 is presented as a deduction from assets and will be released to income based on an analysis of the circumstances from which the balance resulted.

2. 採納會計實務準則／會計政策之變動（續）

商譽（續）

於二零零一年四月一日後產生自收購之商譽按其估計可用年期資本化及攤銷。於二零零一年四月一日後產生自收購之負商譽以資產扣減呈列，並按結餘產生之情況之分析列為收入。

3. SIGNIFICANT ACCOUNTING POLICIES

The financial statements have been prepared under the historical cost convention as modified for the revaluation of certain properties and investments in securities.

The financial statements have been prepared in accordance with accounting principles generally accepted in Hong Kong. The principal accounting policies adopted are as follows:

Basis of Consolidation

The consolidated financial statements incorporate the financial statements of the Company and its subsidiaries made up to March 31 each year.

The results of the subsidiaries acquired or disposed of during the year are included in the consolidated income statement from the effective date of acquisition or up to the effective date of disposal, as appropriate.

All significant intercompany transactions and balances within the Group are eliminated on consolidation.

Goodwill

Goodwill arising on consolidation represents the excess of the cost of acquisition over the Group's interest in the fair value of the identifiable assets and liabilities of a subsidiary or an associate at the date of acquisition.

3. 主要會計準則

此等財務報表乃按歷史成本準則擬准，並已按若干物業及證券投資之重估作修訂。

此等財務報表乃按照香港一般接納之會計準則編製，所採用之主要會計準則茲列如下：

綜合基準

綜合財務報表包括本公司及屬下各附屬公司每年截至三月三十一日止之財務報表。

於本年度內所收購或出售附屬公司之業績乃自收購生效日或計至出售生效日（以適用者計）於綜合收益表入賬。

本集團公司之間所有重大交易及結存均於綜合賬目時撇銷。

商譽

於綜合時產生之商譽指收購附屬公司或聯營公司權益所付購買成本超逾本集團於收購附屬公司或聯營公司之日應佔個別資產及負債之公平價值之數額。

3. SIGNIFICANT ACCOUNTING POLICIES (continued)

Goodwill (continued)

Goodwill arising on acquisitions prior to April 1, 2001 which had been eliminated against reserves continues to be held in reserves and will be charged to the income statement at the time of disposal of the relevant subsidiary or associate, or at such time as the goodwill is determined to be impaired.

Goodwill arising on acquisitions prior to April 1, 2001 which was capitalized and goodwill arising on acquisitions after April 1, 2001 are capitalized and amortized on a straight-line basis over its estimated useful life, less any impairment loss. Goodwill arising on the acquisition of an associate is included within the carrying amount of the associate. Goodwill arising on the acquisition of subsidiaries is presented separately in the balance sheet.

On the disposal of a subsidiary or an associate, the attributable amount of unamortized goodwill or goodwill previously eliminated against or credited to reserves is included in the determination of the profit or loss on disposal.

Trademark Licenses

Trademark licenses are stated at cost less amortization and any identified impairment loss. Amortization is calculated to write off the cost of the trademark licenses over their estimated useful lives, using the straight line method, up to a maximum period of twenty years.

Revenue Recognition

Sales of goods are recognized when goods are delivered and title has passed.

Sales of investments in securities are recognized when the related bought and sold notes are executed.

Internet service income, royalty income and consultancy service income are recognized when services are provided.

3. 主要會計準則（續）

商譽（續）

於二零零一年四月一日前於收購時產生並於儲備中撇銷之商譽繼續保留於儲備內，將於出售有關附屬公司或聯營公司時，或於商譽確定為減值之時，於收益表中扣除。

於二零零一年四月一日前產生自收購之已被資本化之商譽，及於二零零一年四月一日後產生自收購之商譽根據其估計可用年期減任何減值虧損按直線法資本化及攤銷。產生自收購聯營公司之商譽計入該聯營公司之賬面值內。產生自收購附屬公司之商譽獨立呈列於資產負債表中。

出售附屬公司或聯營公司時，本集團應佔之尚未攤銷之商譽或以前於儲備撇除或計入之商譽會計算在內，以釐訂出售之所得溢利或虧損。

商標許可證

商標許可證乃按成本值減攤銷及任何已確認減值虧損列賬。商標許可證之攤銷乃根據其估計可使用年期按直線法在最多二十年內撇銷其成本。

確認收入

出售貨品於貨品付運及所有權轉移後確認。

出售證券投資於有關買賣票據簽訂後確認。

互聯網服務收入、專利收入及顧問服務收入於提供服務後確認。

3. SIGNIFICANT ACCOUNTING POLICIES (continued)

Revenue Recognition (continued)

Rental income, including rentals invoiced in advance from properties let under operating leases, is recognized on a straight line basis over the period of the respective leases.

Interest income is accrued on a time basis, by reference to the principal outstanding and at the interest rate applicable.

Property, Plant and Equipment

Property, plant and equipment is stated at cost or valuation less depreciation and amortization and accumulated impairment losses.

Advantage has been taken of the transitional relief provided by paragraph 80 of SSAP 17 "Property, plant and equipment" from the requirement to make regular revaluations of the Group's land and buildings which had been carried at revalued amounts prior to September 30, 1995. Accordingly, no further revaluation of land and buildings will be carried out.

Depreciation and amortization are provided to write off the cost or valuation of items of property, plant and equipment over their estimated useful lives, on a straight line basis, at the following rates per annum:

Freehold land	Nil
Leasehold land	Over the period of the leases
Buildings	2.5% - 5%
Plant and machinery	10% - 20%
Moulds	25% - 33%
Furniture, fixtures and equipment	10% - 33%
Motor vehicles	20% - 25%

The gain or loss arising on the disposal or retirement of an asset is determined as the difference between the sales proceeds and the carrying amount of the asset and is recognized in the income statement.

3. 主要會計準則（續）

確認收入（續）

租金收入包括來自根據營業租約出租之物業事先發出發票收取之租金收入，乃根據租約年期按直線法確認。

利息收入按時間以尚未償還之本金金額及適用之利率計算。

物業、機器及設備

物業、機器及設備按成本值或估值減折舊、攤銷及累計減值虧損列賬。

本集團採納會計實務準則第17號「物業、機器及設備」第80段所訂之過渡安排，暫不對本集團按一九九五年九月三十日前重估金額列賬之土地及樓宇進行定期重估，故將不會再次進行土地及樓宇重估。

物業、機器及設備之折舊及攤銷撥備乃根據其估計可使用年期，按直線法及以下年率撇銷其成本或估值：

永久業權土地	無
租賃土地	按租約年期
樓宇	2.5%-5%
機器及機械	10%-20%
模具	25%-33%
傢俱、裝置及器材	10%-33%
汽車	20%-25%

因資產出售或報廢而產生之收益或虧損乃根據出售資產之所得款項與賬面值之差額釐定，並於收益表中確認。

3. SIGNIFICANT ACCOUNTING POLICIES (continued)

Property, Plant and Equipment (continued)

Assets held under finance leases are depreciated over their estimated useful lives on the same basis as owned assets or, where shorter, the period of the relevant leases.

Investments in Subsidiaries

Investments in subsidiaries are included in the Company's balance sheet at cost, less any identified impairment loss. The results of subsidiaries are accounted for by the Company on the basis of dividends received and receivables.

Interests in Associates

The consolidated income statement includes the Group's share of the post-acquisition results of its associates for the year. In the consolidated balance sheet, interests in associates are stated at the Group's share of the net assets of the associates, less any identified impairment loss.

Investments in Securities

Investments in securities are recognized on a trade date basis and are initially measured at cost.

Investments other than held-to-maturity debt securities are classified as investment securities or other investments.

Investment securities, which are securities held for an identified long-term strategic purpose, are measured at subsequent reporting dates at cost, less any identified impairment loss that is other than temporary.

Other investments are measured at fair value, with unrealized gains and losses included in the net profit or loss for the year.

3. 主要會計準則（續）

物業、機器及設備（續）

融資租約之資產按照與自置資產相同之基準，以其估計可使用年期或有關之財務租約年期（如屬較短者）折舊。

附屬公司投資

於附屬公司之投資乃按成本值減任何已確認減值虧損計入本公司之資產負債表。附屬公司之業績已被本公司基於已收及應收之股息計算。

於聯營公司之權益

綜合收益表包括本年度本集團應佔其聯營公司之收購後業績。在綜合資產負債表內，於聯營公司之權益以本集團應佔聯營公司之淨資產減任何已確認減值虧損列賬。

證券投資

證券投資乃於交易日確認入賬及最初按成本值計算。

所有持至期滿日債務證券以外之證券均列為投資證券或其他投資。

投資證券為指定長期策略性目的而持有之證券，於其後報告日期按成本值減暫時性質以外之任何已確認減值虧損計算入賬。

其他投資按公平價值入賬，而未變現之收益及虧損則計入本年度之收益或虧損淨額。

3. SIGNIFICANT ACCOUNTING POLICIES (continued)

Impairment

At each balance sheet date, the Group reviews the carrying amounts of its tangible and intangible assets to determine whether there is any indication that those assets have suffered an impairment loss. If the recoverable amount of an asset is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount. Impairment losses are recognized as an expense immediately.

Where an impairment loss subsequently reverses, the carrying amount of the asset is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset in prior years. A reversal of an impairment loss is recognized as income immediately.

Inventories

Inventories are stated at the lower of cost and net realizable value. Cost is calculated using the weighted average cost method.

Leases

A lease is classified as a finance lease when the terms of the lease transfer substantially all the risks and rewards of ownership of the assets concerned to the Group. Assets held under finance leases are capitalized at their fair values at the date of acquisition. The corresponding liability to the lessor, net of interest charges, is included in the balance sheet as a finance lease. Finance costs, which represent the difference between the total commitments and the outstanding principal amount at the inception of the finance leases, are charged to the income statement over the period of the relevant leases so as to produce a constant periodic rate of charge on the remaining balances of the obligations for each accounting period.

3. 主要會計準則（續）

減值

本集團於每個結算日均會審閱有形及無形資產之賬面值，以決定有關資產是否出現減值虧損。倘估計資產之可收回金額低於其賬面值，則該資產之賬面值將降至其可收回金額，而減值虧損須隨即列作開支。

減值虧損其後撥回時，資產之賬面值增至其可收回金額之經調整預測數額，惟增加後之賬面值不超過假設過去年度該項資產並無確認減值虧損而釐定之賬面值，而減值虧損之撥回隨即被確認為收入。

存貨

存貨按成本值及可變現淨值兩者中之較低者列賬。成本按加權平均成本法計算。

租約

凡條款中將有關資產之擁有權之大部份風險及利益撥歸於本集團之租約均界定為融資租約。在融資租約內所持有之資產，按購買日之公平價值資本化。出租人之相應負債經扣除利息費用後，於資產負債表內列作融資租約債項。財務費用乃總承擔與訂立融資租約時之尚欠本金金額之差額，並已按有關租約年期，於每個會計期間就承擔之餘額撥出一項固定比率之定期開支於收益表扣除。

3. SIGNIFICANT ACCOUNTING POLICIES (continued)

Foreign Currencies

Transactions in currencies other than Hong Kong Dollars are initially recorded at the rates ruling on the dates of the transactions or at the contracted settlement rate. Monetary assets and liabilities denominated in such currencies are re-translated into Hong Kong Dollars at the rates ruling on the balance sheet date. Gains and losses arising on exchange are dealt with in the income statement.

On consolidation, the financial statements of subsidiaries and associates which are denominated in currencies other than the Hong Kong Dollars are translated into Hong Kong Dollars at the rates ruling on the balance sheet date. All exchange differences arising on consolidation are dealt with in reserve.

Taxation

The charge for taxation is based on the results for the year as adjusted for items which are non-assessable or disallowed. Timing differences arise from the recognition for tax purposes of certain items of income and expense in a different accounting period from that in which they are recognized in the financial statements. The tax effect of timing differences, computed using the liability method, is recognized as deferred taxation in the financial statements to the extent that it is probable that a liability or an asset will crystallize in the foreseeable future.

Operating Leases

Rentals payable under operating leases are charged to the income statement on a straight line basis over the period of the relevant leases.

Retirement Benefits Scheme Contributions

The pension cost charged in the income statement represents the contributions payable in respect of the current year to the Group's defined contribution retirement benefits scheme and the mandatory provident fund scheme.

3. 主要會計準則（續）

外幣

以港元以外之貨幣結算之交易初步按交易日之滙率或訂約結算率記賬。以該等貨幣結算之貨幣資產及負債均按結算日之滙率重新換算。因滙兌產生之溢利或虧損在收益表中處理。

於綜合賬目時，附屬公司及聯營公司之財務報表若以港幣以外之貨幣為單位，均按結算日之滙率換算為港元。因綜合賬目時所產生之所有滙兑差額均於儲備中處理。

稅項

稅項支出乃按年度業績計算，並已就毋須課稅或不獲免稅之項目作出調整。時差乃因稅務上將若干收支項目入賬之會計期間與財務報表上之入賬期間有別而產生。對於時差於可見將來可能構成之稅項負債或資產，則已用債務法在財務報表內確認為遞延稅項。

經營租約

根據經營租約應付之租金於有關租約期間按直線基準在收益表中扣除。

退休福利計劃供款

在收益表中扣除之退休費用指本集團於本年度就定額供款福利計劃及強制性公積金計劃應付之供款。

4. TURNOVER

Turnover represents the net amounts received and receivable for goods sold and securities traded by the Group to outside customers and is summarized as follows:

4. 營業額

營業額乃本集團售予外間客戶之貨品及向外間客戶售出之證券之已收及應收款項淨額，有關詳情概述如下：

		2002 HK$'000 二零零二年 千港元	2001 HK$'000 二零零一年 千港元
Sales of goods	銷售貨品	**3,711,393**	3,370,061
Securities trading	證券買賣	**662,516**	225,722
		4,373,909	3,595,783

5. BUSINESS AND GEOGRAPHICAL SEGMENTS

In accordance with the Group's internal financial reporting, the Group has determined that business segments are its primary reporting format and geographical segments are its secondary reporting format.

5. 業務及地域分類

根據本集團內部財務報告，本集團決定業務分類為主要報告形式，地域分類為次要報告形式。

Business Segments

The Group is currently operating into three business segments, namely trading of computer related products, consumer electronic products and securities. Segment information about these businesses is presented below:

業務分類

本集團目前正經營三種分類業務，即電腦相關產品貿易、消費電子產品貿易及證券買賣。有關該等業務之分類資料呈列如下：

2002

二零零二年

		Trading of computer related products HK$'000 電腦相關產品貿易 千港元	Trading of consumer electronic products HK$'000 消費電子產品貿易 千港元	Trading of securities HK$'000 證券買賣 千港元	Consolidated HK$'000 綜合 千港元
Turnover	**營業額**				
External sales	外部銷售	2,575,258	1,136,135	662,516	4,373,909
Segment result	**分類業績**	94,702	21,473	(120,517)	(4,342)
Interest income	利息收入				34,183
Impairment loss on investment securities	投資證券之減值虧損				(15,676)
Unallocated corporate expenses	未分配企業開支				(33,191)
Loss from operations	經營虧損				(19,026)
Finance costs	財務費用				(58,144)
Share of results of associates	應佔聯營公司業績				(3,499)
Net gain on disposal of subsidiaries and associates	出售附屬公司及聯營公司之收益淨額				5,625
Loss before taxation	除稅前虧損				(75,044)
Taxation	稅項				2,686
Loss before minority interests	未計少數股東權益前虧損				(77,730)

5. BUSINESS AND GEOGRAPHICAL SEGMENTS (continued)

5. 業務及地域分類（續）

Business Segments (continued)

業務分類（續）

2002

二零零二年

Balance Sheet

資產負債表

		Trading of computer related products HK$'000 電腦相關產品貿易 千港元	Trading of consumer electronic products HK$'000 消費電子產品貿易 千港元	Trading of securities HK$'000 證券買賣 千港元	Consolidated HK$'000 綜合 千港元
Assets	**資產**				
Segment assets	分類資產	1,473,342	2,170	293,491	1,769,003
Interests in associates	聯營公司權益				179,902
Investment securities	投資證券				1,220,226
Unallocated corporate assets	未分配企業資產				735,932
Consolidated total assets	綜合總資產				3,905,063
Liabilities	**負債**				
Segment liabilities	分類負債	751,524	–	–	751,524
Borrowings	借款				575,191
Unallocated corporate liabilities	未分配企業負債				116,569
Consolidated total liabilities	綜合總負債				1,443,284

		Trading of computer related products HK$'000 電腦相關產品貿易 千港元	Trading of consumer electronic products HK$'000 消費電子產品貿易 千港元	Trading of securities HK$'000 證券買賣 千港元	Corporate HK$'000 企業 千港元	Consolidated HK$'000 綜合 千港元
Other information	**其他資料**					
Capital expenditure	資本開支	11,365	–	–	1,872	13,237
Depreciation and amortization	折舊及攤銷	31,213	–	–	2,687	33,900
Impairment loss recognized	已確認減值虧損	–	–	–	15,676	15,676
Other non-cash expenses	其他非現金開支	29,019	–	–	–	29,019

5. BUSINESS AND GEOGRAPHICAL SEGMENTS (continued)

5. 業務及地域分類(續)

Business Segments (continued)

業務分類(續)

2001

二零零一年

		Trading of computer related products HK$'000 電腦相關產品貿易 千港元	Trading of consumer electronic products HK$'000 消費電子產品貿易 千港元	Trading of securities HK$'000 證券買賣 千港元	Consolidated HK$'000 綜合 千港元
Turnover	**營業額**				
External sales	外部銷售	2,228,510	1,141,551	225,722	3,595,783
Segment result	**分類業績**	71,863	21,549	(185,601)	(92,189)
Interest income	利息收入				51,393
Impairment loss on investment securities	投資證券之減值虧損				(208,720)
Unallocated corporate expenses	未分配企業開支				(65,250)
Loss from operations	經營虧損				(314,766)
Finance costs	財務費用				(111,362)
Share of results of associates	應佔聯營公司業績				(30,072)
Impairment loss on goodwill	商譽減值虧損				(362,982)
Net gain on disposal of subsidiaries and associates	出售附屬公司及聯營公司之收益淨額				245,053
Loss before taxation	除税前虧損				(574,129)
Taxation	税項				22,871
Loss before minority interests	未計少數股東權益前虧損				(597,000)

5. BUSINESS AND GEOGRAPHICAL SEGMENTS (continued) 5. 業務及地域分類（續）

Business Segments (continued) 業務分類（續）

2001 二零零一年

Balance Sheet 資產負債表

		Trading of computer related products HK$'000 電腦相關產品貿易 千港元	Trading of consumer electronic products HK$'000 消費電子產品貿易 千港元	Trading of securities HK$'000 證券買賣 千港元	Consolidated HK$'000 綜合 千港元
Assets	**資產**				
Segment assets	分類資產	1,459,568	926	779,886	2,240,380
Interests in associates	聯營公司權益				192,934
Investment securities	投資證券				1,230,176
Unallocated corporate assets	未分配企業資產				850,535
Consolidated total assets	綜合總資產				4,514,025
Liabilities	**負債**				
Segment liabilities	分類負債	639,982	–	–	639,982
Borrowings	借款				960,304
Unallocated corporate liabilities	未分配企業負債				561,823
Consolidated total liabilities	綜合總負債				2,162,109

		Trading of computer related products HK$'000 電腦相關產品貿易 千港元	Trading of consumer electronic products HK$'000 消費電子產品貿易 千港元	Trading of securities HK$'000 證券買賣 千港元	Corporate HK$'000 企業 千港元	Consolidated HK$'000 綜合 千港元
Other information	**其他資料**					
Capital expenditure	資本開支	35,090	–	–	6,043	41,133
Depreciation and amortization	折舊及攤銷	31,698	–	–	2,386	34,084
Impairment loss recognized	已確認減值虧損	–	–	–	571,702	571,702
Other non-cash expenses	其他非現金開支	17,099	–	–	–	17,099

5. BUSINESS AND GEOGRAPHICAL SEGMENTS (continued)

5. 業務及地域分類（續）

Geographical Segments

The Group's trading of computer related products is mainly located in North America and Europe. The trading of consumer electronic products is mainly located in North America and the trading of securities is mainly located in Hong Kong and North America.

地域分類

本集團電腦相關產品貿易主要於北美及歐洲。消費電子產品貿易主要於北美，及證券買賣主要於香港及北美。

The following tables provide an analysis of the Group's sales revenue by geographical market, irrespective of the origin of the goods/services:

本集團之銷售收入按地域市場列表分析如下（未計貨品／服務來源）：

		Sales revenue by geographical market 市場地域銷售收入		Contribution to loss from operations 經營業務虧損	
		2002 HK$'000 二零零二年 千港元	2001 HK$'000 二零零一年 千港元	**2002 HK$'000 二零零二年 千港元**	2001 HK$'000 二零零一年 千港元
Hong Kong	香港	**85,002**	114,996	**(115,461)**	(27,597)
North America	北美	**3,637,034**	2,945,761	**179,414**	52,304
Europe	歐洲	**594,525**	342,185	**(33,387)**	(48,988)
Taiwan	台灣	**19,359**	167,090	**(24,846)**	(19,695)
Others	其他	**37,989**	25,751	**(10,062)**	(48,213)
		4,373,909	3,595,783	**(4,342)**	(92,189)
Interest income	利息收入			**34,183**	51,393
Impairment loss on investment securities	投資證券之減值虧損			**(15,676)**	(208,720)
Unallocated corporate expenses	未分配企業開支			**(33,191)**	(65,250)
Loss from operations	經營虧損			**(19,026)**	(314,766)

5. BUSINESS AND GEOGRAPHICAL SEGMENTS (continued)

5. 業務及地域分類（續）

Geographical Segments (continued)

The following is an analysis of the carrying amount of segment assets, and additions to property, plant and equipment, analyzed by the geographical area in which the assets are located:

地域分類（續）

分類資產與物業、機器及設備增項之賬面值按該等資產所處地理區域列表分析如下：

		Carrying amount of segment assets 分類資產之賬面值		Additions to property, plant and equipment 物業、機器及設備增項	
		2002 HK$'000 二零零二年 千港元	2001 HK$'000 二零零一年 千港元	2002 HK$'000 二零零二年 千港元	2001 HK$'000 二零零一年 千港元
Hong Kong	香港	**1,464,279**	1,665,896	**4,853**	10,075
North America	北美	**698,932**	1,253,936	**3,585**	7,696
Europe	歐洲	**324,513**	166,042	**3,809**	5,497
Taiwan	台灣	**1,104,158**	1,099,684	**921**	16,045
Others	其他	**160,560**	161,508	**69**	1,820
		3,752,442	4,347,066	**13,237**	41,133

Intangible assets of HK$152,621,000 (2001: HK$166,959,000) is excluded from the analysis of the carrying amount of segment assets as it is not practicable to allocate the amount to geographical segments.

因無形資產不適於劃入地域分類，故價值152,621,000港元（二零零一年：166,959,000港元）之無形資產未列入於本分類資產賬面值分析表。

6. OTHER INCOME

6. 其他收入

Other income included the following items:

其他收入包括下列項目：

		2002 HK$'000 二零零二年 千港元	2001 HK$'000 二零零一年 千港元
Interest income	利息收入	**34,183**	51,393
Internet service income	互聯網服務收入	**8,175**	10,062
Royalty income	專利收入	**4,930**	2,464
Exchange gain	滙兑收益	**–**	11,257
Consultancy service income	顧問服務收入	**–**	5,188

7. OTHER OPERATING EXPENSES 7. 其他經營開支

		2002 HK$'000 二零零二年 千港元	2001 HK$'000 二零零一年 千港元
Net unrealized holding loss on other investments	其他投資之未變現虧損	**169,262**	179,490
Impairment loss on investment securities	投資證券之減值虧損	**15,676**	208,720
		184,938	388,210

8. LOSS FROM OPERATIONS

8. 經營虧損

		2002 HK$'000 二零零二年 千港元	2001 HK$'000 二零零一年 千港元
Loss from operations has been arrived at after charging (crediting):	經營虧損已扣除(計入)：		
Staff costs (including directors' emoluments):	員工成本（包括董事酬金）：		
Salaries and other benefits	薪金及其他福利	**143,021**	127,358
Retirement benefits scheme contributions	退休福利計劃供款	**1,179**	1,250
		144,200	128,608
Depreciation and amortization:	折舊及攤銷：		
Amortization of intangible assets	無形資產攤銷	**14,338**	11,409
Amortization of deferred expenditure	遞延開支攤銷	**–**	6,022
Depreciation and amortization on property, plant and equipment:	物業、機器及設備折舊及攤銷：		
– Owned assets	－ 自置資產	**17,008**	14,174
– Assets held under finance leases	－ 根據融資租約持有之資產	**2,554**	2,479
		33,900	34,084
Auditors' remuneration	核數師酬金	**4,715**	4,625
Net realized (gain) loss on other investments	其他投資之已變現(收益)虧損淨額	**(48,745)**	6,111
Loss on disposal of property, plant and equipment	出售物業、機器及設備虧損	**1,075**	893

9. FINANCE COSTS 9. 財務費用

		2002 HK$'000 二零零二年 千港元	2001 HK$'000 二零零一年 千港元
Interest on borrowings wholly repayable within five years:	須於五年內悉數償還之借款利息：		
– Bank loans and overdrafts	– 銀行貸款及透支	**18,315**	26,734
– Convertible note	– 可換股票據	**19,262**	35,630
– Finance leases	– 融資租約	**321**	697
– Other loans	– 其他貸款	**19,575**	48,301
Interest on bank loans not wholly repayable within five years	無須於五年內悉數償還之銀行貸款利息	**671**	–
		58,144	111,362

10. NET GAIN ON DISPOSAL OF SUBSIDIARIES AND ASSOCIATES 10. 出售附屬公司及聯營公司之收益淨額

		2002 HK$'000 二零零二年 千港元	2001 HK$'000 二零零一年 千港元
Gain on partial disposal of shareholding in a subsidiary	出售一間附屬公司部份股權之收益	**73,914**	233,434
Net (loss) gain on deemed partial disposal of shareholding in associates	被視為出售聯營公司部份股權之（虧損）收益淨額	**(68,289)**	18,420
Gain on deemed partial disposal of shareholding in a subsidiary	被視為出售一間附屬公司部份股權之收益	**–**	20,717
Gain on disposal of associates	出售聯營公司之收益	**–**	688
Net loss on disposal of subsidiaries	出售附屬公司之虧損淨額	**–**	(28,206)
		5,625	245,053

11. DIRECTORS' REMUNERATION 11. 董事酬金

		2002 HK$'000 二零零二年 千港元	2001 HK$'000 二零零一年 千港元
Directors' fees	董事袍金	–	–
Other emoluments (executive directors):	其他酬金（執行董事）：		
Salaries and other benefits	薪金及其他福利	**1,785**	270
Retirement benefits scheme contributions	退休福利計劃供款	**90**	–
		1,875	270
Their emoluments are within the following bands:	彼等之酬金分為下列組別：		
Nil to HK$1,000,000	零至1,000,000港元	**9**	10
HK$1,500,001 to HK$2,000,000	1,500,001港元至 2,000,000港元	**1**	–

No remuneration was paid during the year to non-executive directors or independent non-executive directors.

本年度並無向非執行董事或獨立非執行董事支付任何酬金。

During the year, no emoluments were paid by the Group to the five highest paid individuals (including directors and employees) as an inducement to join or upon joining the Group or as compensation for loss of office. None of the directors has waived any emoluments during the year.

本集團本年度並無向五位最高薪人士（包括董事及僱員）支付任何酬金，作為彼等加盟本集團或加盟本集團後之獎勵或作為離職之補償。各董事於年內概無放棄任何酬金。

12. EMPLOYEES' EMOLUMENTS

The five highest paid individuals included one (2001: nil) director, details of whose emoluments are set out above. The emoluments of the remaining four (2001: five) individuals are as follows:

12. 僱員酬金

五位最高薪人士包括一名（二零零一年：無）董事，其酬金詳情已呈列於上文。另外四名（二零零一年：五名）最高薪人士之酬金詳情如下：

		2002 HK$'000 二零零二年 千港元	2001 HK$'000 二零零一年 千港元
Salaries and other benefits	薪金及其他福利	**6,492**	8,350
Performance related incentive payments	與表現有關之獎金	**2,520**	843
Retirement benefits scheme contributions	退休福利計劃供款	**152**	169
		9,164	9,362

Their emoluments are within the following bands:

彼等之酬金分為下列組別：

		Number of employees 僱員人數	
		2002 二零零二年	2001 二零零一年
HK$1,000,001 to HK$1,500,000	1,000,001港元至1,500,000港元	**–**	2
HK$1,500,001 to HK$2,000,000	1,500,001港元至2,000,000港元	**2**	1
HK$2,000,001 to HK$2,500,000	2,000,001港元至2,500,000港元	**2**	1
HK$2,500,001 to HK$3,000,000	2,500,001港元至3,000,000港元	**–**	1
		4	5

13. TAXATION 13. 稅項

		2002 HK$'000 二零零二年 千港元	2001 HK$'000 二零零一年 千港元
The charge comprises:	稅項支出包括：		
Profits tax provided for the year	本年度利得稅撥備：		
Hong Kong	香港	**631**	150
Overseas	海外	**1,855**	22,912
		2,486	23,062
Overprovision in prior years	往年超額撥備		
Hong Kong	香港	**–**	(47)
Overseas	海外	**–**	(144)
		–	(191)
Share of tax on results of associates	應佔聯營公司業績之稅項	**200**	–
		2,686	22,871

Hong Kong Profits Tax is calculated at 16% of the estimated assessable profit for the year.

香港利得稅以年內估計應課稅溢利按稅率16%計算。

Taxation arising in other jurisdictions is calculated at the rates prevailing in the respective jurisdictions.

在其他司法管轄區所產生之稅項按有關司法管轄區之現行稅率計算。

No provision for Hong Kong Profits Tax or overseas taxation has been made for the year in respect of certain companies of the Group because these companies either incurred tax losses for the year or had their estimated assessable profits for the year wholly absorbed by tax losses brought forward.

因本集團若干公司於本年度出現稅務虧損或本年度之估計應課稅溢利悉數被承前之稅務虧損所抵銷，故本年度並無就本集團若干公司作出香港利得稅或海外稅項撥備。

Details of unprovided deferred taxation are set out in note 37.

未撥備遞延稅項詳情載於附註第37項。

14. DIVIDENDS 14. 股息

		2002 HK$'000 二零零二年 千港元	2001 HK$'000 二零零一年 千港元
2001 final dividend of HK0.15 cent with a scrip dividend (2001: 2000 final dividend HK0.17 cent) per share	二零零一年末期股息每股0.15港仙，可以股代息（二零零一年：二零零零年末期股息每股0.17港仙）	**9,647**	9,886
Interim dividend of HK0.17 cent per share	中期股息每股0.17港仙	**–**	10,719
		9,647	20,605

15. LOSS PER SHARE 15. 每股虧損

The calculation of the basic loss per share is based on the loss for the year of HK$102,455,000 (2001: HK$589,365,000) and on the weighted average number of shares in issue during the year of 6,421,030,561 (2001: 4,414,731,882) shares.

每股基本虧損乃按本年度虧損102,455,000港元(二零零一年：589,365,000港元)及本年度已發行股份之加權平均數6,421,030,561(二零零一年：4,414,731,882)股計算。

No diluted loss per share has been calculated for the years ended March 31, 2002 and 2001 as the conversion of the Company's outstanding convertible note and the exercise of warrants and share options would result in a decrease in loss per share for both years.

由於兌換本公司之尚未償還可換股票據及行使認股權與購股權將導致截至二零零二年及二零零一年三月三十一日止兩個年度之每股虧損減少，因此並無呈報該兩個年度之每股攤薄虧損。

The adjustment to the comparative basic loss per share, arising from the changes in accounting policies shown in note 2 above, is as follows:

因上文附註第2項所述之會計政策變動而對每股基本虧損之比較數額調整如下：

		HK cents 港仙
Reconciliation of 2001 loss per share:	二零零一年每股虧損調節表：	
Reported figure before adjustment	調整前呈報數字	5.73
Adjustment arising from the adoption of SSAP 30	採納會計實務準則第30號產生之調整	7.62
Restated	重列	13.35

16. PROPERTY, PLANT AND EQUIPMENT

16. 物業、機器及設備

		Land and buildings HK$'000 土地及樓宇 千港元	Plant and machinery HK$'000 機器及機械 千港元	Moulds HK$'000 模具 千港元	Furniture, fixtures and equipment HK$'000 傢俱、裝置及器材 千港元	Motor vehicles HK$'000 汽車 千港元	Total HK$'000 總額 千港元
The Group	**本集團**						
Cost or Valuation	**成本值或估值**						
At April 1, 2001	於二零零一年四月一日	49,618	44,159	2,941	79,013	9,209	184,940
Currency realignment	外滙調整	(717)	(29)	–	(675)	(41)	(1,462)
Additions	增項	–	–	2,219	8,922	2,096	13,237
Disposals	出售	–	(561)	–	(17,111)	(3,153)	(20,825)
At March 31, 2002	**於二零零二年三月三十一日**	**48,901**	**43,569**	**5,160**	**70,149**	**8,111**	**175,890**
Comprising:	包括：						
At cost	成本值	20,694	43,569	5,160	70,149	8,111	147,683
At valuation – 1994	一九九四年估值	28,207	–	–	–	–	28,207
		48,901	43,569	5,160	70,149	8,111	175,890
Depreciation and Amortization	**折舊及攤銷**						
At April 1, 2001	於二零零一年四月一日	6,135	31,631	2,856	36,810	1,961	79,393
Currency realignment	外滙調整	(2)	(28)	–	(290)	(1)	(321)
Provided for the year	本年度撥備	1,090	3,413	519	12,469	2,071	19,562
Eliminated on disposals	出售時撇除	–	(562)	–	(12,712)	(1,212)	(14,486)
At March 31, 2002	**於二零零二年三月三十一日**	**7,223**	**34,454**	**3,375**	**36,277**	**2,819**	**84,148**
Net Book Values	**賬面淨值**						
At March 31, 2002	**於二零零二年三月三十一日**	**41,678**	**9,115**	**1,785**	**33,872**	**5,292**	**91,742**
At March 31, 2001	於二零零一年三月三十一日	43,483	12,528	85	42,203	7,248	105,547

16. PROPERTY, PLANT AND EQUIPMENT (continued)

16. 物業、機器及設備（續）

The Group's land and buildings comprise:

本集團之土地及樓宇包括：

		2002 HK$'000 二零零二年 千港元	2001 HK$'000 二零零一年 千港元
Outside Hong Kong:	香港以外地區：		
Under medium-term leases in the People's Republic of China ("PRC")	於中華人民共和國（「中國」）之中期租約物業	**26,906**	27,833
Freehold in Taiwan	於台灣之永久業權物業	**12,287**	13,085
Under a medium-term lease in Macau	於澳門之中期租約物業	**2,485**	2,565
		41,678	43,483

The valuation of land and buildings in 1994 was made by Messrs. American Appraisal Hong Kong Limited, an independent firm of Chartered Surveyors, on an open market value basis.

一九九四年之土地及樓宇估值乃由一間獨立特許測量師行，美國評值有限公司按公開市值基準進行。

Had the revalued land and buildings been carried at cost less accumulated depreciation and amortization, their carrying amount would have been stated at approximately HK$22,567,000 (2001: HK$23,272,000).

若重估之土地及樓宇按成本值減累積折舊及攤銷入賬，其賬面金額應約22,567,000港元（二零零一年：23,272,000港元）。

Included in the net book value of property, plant and equipment are assets held under finance leases amounting to approximately HK$4,358,000 (2001: HK$6,952,000).

物業、機器及設備之賬面淨值包括以融資租約持有之資產，總額約4,358,000港元（二零零一年：6,952,000港元）。

17. INTANGIBLE ASSETS

17. 無形資產

		Goodwill HK$'000 (note a) 商譽 千港元 (附註a)	Trademark licenses HK$'000 (note b) 商標許可證 千港元 (附註b)	Total HK$'000 總額 千港元
The Group	**本集團**			
Cost	**成本值**			
At April 1, 2001 and at March 31, 2002	於二零零一年四月一日及二零零二年三月三十一日	**153,093**	**91,318**	**244,411**
AMORTIZATION	**攤銷**			
At April 1, 2001	於二零零一年四月一日	66,418	11,034	77,452
Provided for the year	本年度撥備	9,772	4,566	14,338
At March 31, 2002	**於二零零二年三月三十一日**	**76,190**	**15,600**	**91,790**
Net Book Value	**賬面淨值**			
At March 31, 2002	**於二零零二年三月三十一日**	**76,903**	**75,718**	**152,621**
At March 31, 2001	於二零零一年三月三十一日	86,675	80,284	166,959

Notes:

a. The amount represents the goodwill on the acquisition of the businesses of Memtek Products Division of Tandy Corporation and Memorex Computer Supplies in 1993. The goodwill is amortized over an average of seventeen years on a straight line basis.

b. The amount represents the acquisition of the "Memorex" trademark licenses from Memorex Telex N.V. in 1999. Trademark licenses are amortized over a period of twenty years on a straight line basis.

In the opinion of the directors, no impairment loss in respect of the carrying value of goodwill or trademark licenses is considered necessary.

附註：

a. 該數額為於一九九三年收購Tandy Corporation之Memtek產品部及Memorex Computer Supplies業務所產生之商譽。商譽乃按直線法平均在十七年內攤銷。

b. 該金額為於一九九九年向Memorex Telex N.V.收購「Memorex」商標許可證之收購價。商標許可證乃按直線法在二十年期間內攤銷。

董事認為，毋須呈現有關商譽或商標許可證賬面值之減值虧損。

18. INTERESTS IN SUBSIDIARIES 18. 附屬公司權益

		2002 HK$'000 二零零二年 千港元	2001 HK$'000 二零零一年 千港元
Unlisted shares	非上市股份	**118,373**	118,373
Amounts due from subsidiaries	應收附屬公司款項	**4,079,705**	4,282,809
		4,198,078	4,401,182
Less: Impairment loss	減：減值虧損	**(1,735,149)**	(1,735,149)
		2,462,929	2,666,033
Amounts due to subsidiaries	應付附屬公司款項	**119,559**	25,622

The carrying value of the unlisted shares is based on the values of the underlying separable net assets of the subsidiaries when Hanny Magnetics (B.V.I.) Limited ("Hanny BVI") together with its subsidiaries were acquired by the Company.

非上市股份之賬面值，乃根據本公司收購Hanny Magnetics (B.V.I.) Limited（「Hanny BVI」）連同其附屬公司時，各附屬公司之可分割基本資產淨值計算。

For the year ended March 31, 2001, the directors of the Company reviewed the carrying amount of the interests in subsidiaries in light of the current market condition. With reference to the financial results and business operated by certain subsidiaries, the directors identified impairment loss on the investments in securities held by certain of the subsidiaries and impairment loss of approximately HK$1,735 million had been identified.

截至二零零一年三月三十一日止年度，本公司董事會按照當時市況對附屬公司權益之賬面金額進行覆核。根據財務業績及若干附屬公司經營之業務，董事確認若干附屬公司所持有之證券投資出現減值虧損，已確認之減值虧損約1,735,000,000港元。

The balances with subsidiaries are unsecured, interest free and have no fixed terms of repayment. In the opinion of the directors, the amounts will not be repayable within one year of the balance sheet date and, accordingly, the amounts are classified as non-current.

附屬公司之結餘為無抵押、免息及無固定還款期。董事認為，該等金額將不會於結算日後一年內償還，故列為非流動金額。

Details of the Company's principal subsidiaries at March 31, 2002 are set out in note 44.

本公司各主要附屬公司於二零零二年三月三十一日之詳情載於附註第44項。

19. INTERESTS IN ASSOCIATES

19. 聯營公司權益

		The Group 本集團 2002 HK$'000 二零零二年 千港元	2001 HK$'000 二零零一年 千港元
Share of net assets (liabilities) of associates which are:	應佔下列聯營公司資產(負債)淨值：		
– listed overseas	– 在海外上市	**55,607**	62,491
– unlisted	– 非上市	**(9,752)**	(5,197)
– listed in Hong Kong	– 在香港上市	**–**	18,696
		45,855	75,990
Loans to associates	貸款予聯營公司	**82,795**	87,195
Amounts due from associates	應收聯營公司款項	**51,252**	29,749
		179,902	192,934
Market value of listed shares	上市股份市值	**208,260**	422,185

Loans to associates are unsecured and have no fixed terms of repayment. Other than an amount of HK$9,600,000 (2001: HK$24,000,000) which bears interest at prevailing market rates, the remaining amounts are interest free. The amounts due from associates are unsecured, interest free and have no fixed terms of repayment. In the opinion of the directors, the balances will not be repayable within one year of the balance sheet date and, accordingly, the amounts are classified as non-current.

借予聯營公司之貸款為無抵押及並無固定還款期。其中9,600,000港元(二零零一年：24,000,000港元)之款項須按當時市場利率計算利息外，其餘均為免息。應收聯營公司之款項為無抵押、免息及並無固定還款期。董事認為，該等餘款將不會於結算日起計之一年內償還，因此，該款項應列作非流動款項。

In December 2001, Sing Pao Media Group Limited ("Sing Pao", formerly known as STAREASTnet.com Corporation) underwent a rights issue arrangement and issued 1,600 million new shares to independent investors. The shareholding held by the Group was then diluted from 22.01% to 13.56%. In the opinion of directors of the Company, the Group is not in a position to exercise significant influence in Sing Pao's management, accordingly, the investment in Sing Pao was reclassified as investments in securities. The loan to Sing Pao and interest receivable of HK$20,400,000 and HK$3,447,000, respectively were reclassified as long-term loans receivable and trade and other receivables, respectively.

成報傳媒集團有限公司(「成報」，前稱東魅網)於二零零一年十二月進行配售新股及發行1,600,000,000股新股給予獨立投資者。本集團於該公司所持有之股權因此從22.01%攤薄至13.56%。本公司董事認為，本集團無法再對成報管理層發揮重大影響力，因此，於成報之投資被重新列作證券投資。借予成報之貸款及應收利息分別為20,400,000港元及3,447,000港元，分別被重新列為應收長期貸款與貿易及其他應收款項。

Details of the Group's principal associates at March 31, 2002 are set out in note 44.

本集團各主要聯營公司於二零零二年三月三十一日之詳情載於附註第44項。

20. INVESTMENTS IN SECURITIES

20. 證券投資

		Investment securities 投資證券		Other investments 其他投資		Total 總額	
		2002 HK$'000 二零零二年 千港元	2001 HK$'000 二零零一年 千港元	2002 HK$'000 二零零二年 千港元	2001 HK$'000 二零零一年 千港元	2002 HK$'000 二零零二年 千港元	2001 HK$'000 二零零一年 千港元
The Group	**本集團**						
Listed securities	上市證券						
Hong Kong *(note a)*	香港 *(附註a)*	**692,367**	691,855	**190,258**	213,499	**882,625**	905,354
Overseas	海外	**-**	-	**17,115**	462,598	**17,115**	462,598
Unlisted securities	非上市證券						
Hong Kong	香港	**-**	-	**-**	2,500	**-**	2,500
Overseas *(note b)*	海外 *(附註b)*	**527,859**	538,321	**86,118**	101,289	**613,977**	639,610
		1,220,226	1,230,176	**293,491**	779,886	**1,513,717**	2,010,062
Market value of listed securities	上市證券之市值	**23,730**	86,875	**207,373**	676,097	**231,103**	762,972
Carrying amount analyzed for reporting purposes as:	就呈報目的而作出之賬面金額分析：						
Non-current	非流動	**1,220,226**	1,230,176	**984**	606	**1,221,210**	1,230,782
Current	流動	**-**	-	**292,507**	779,280	**292,507**	779,280
		1,220,226	1,230,176	**293,491**	779,886	**1,513,717**	2,010,062
The Company	**本公司**						
Listed securities overseas, at market value	海外上市證券，按市值	**-**	-	**1,449**	22,089	**1,449**	22,089

Notes:

a. The listed investment securities represent a 17.45% interest in China Strategic Holdings Limited ("CSHL") which is incorporated in Hong Kong and its shares are listed on the Stock Exchange. CSHL and its subsidiaries are principally engaged in the areas of manufacturing, property development and investment, infrastructure, construction and related business, e-commerce and high-technology related business.

附註：

a. 上市投資證券指在中策集團有限公司(「中策」)之17.45%權益，該公司乃於香港註冊成立，而其股份於聯交所上市。中策及其附屬公司主要從事製造、物業發展及投資、基建、建築及相關業務、電子商貿以及與高科技相關之業務。

20. INVESTMENTS IN SECURITIES (continued)

b. Included in unlisted overseas investment securities is a 16% interest in Indigo Investment Co., Ltd., Solitaire Investment Co., Ltd., Vituoso Investment Co., Ltd. and Ultima Investment Co., Ltd. which are established in Taiwan (the "UPM Group"). The UPM Group is mainly engaged in the cable broadcasting business in Taiwan.

In the opinion of the directors, the investments in investment securities are worth at least their carrying values.

21. DEPOSIT MADE FOR ACQUISITION OF AN ASSOCIATE

During the year, an agreement was entered into between the Group and PSC Holdings (1988) Limited ("PSCHL"), pursuant to which the Group agreed to make an aggregate payment of approximately S$52.9 million (equivalent to HK$224 million) to PSCHL for an acquisition of approximately 27.45% interest in Provisions Suppliers Corporation Limited, a company incorporated in Singapore and listed on the Singapore Exchange Securities Trading Limited and is principally engaged in the business of supplying household consumer products.

As at March 31, 2002, the Group paid a deposit of approximately HK$4.2 million and had outstanding conditional commitments amounting to approximately HK$219.8 million.

20. 證券投資(續)

b. 非上市海外投資證券包括在青宇投資有限公司、強潤投資有限公司、精德投資有限公司及至尚投資有限公司之16%權益,上述公司均於台灣成立(「UPM集團」)。UPM集團主要在台灣從事有線播放業務。

董事認為,在投資證券之投資最少相等於其賬面值。

21. 收購一間聯營公司所支付之訂金

於本年度內,本集團與PSC Holdings (1988) Limited (「PSCHL」)訂立一份協議,根據該協議,本集團同意向PSCHL支付總金額約為52,900,000坡元(相等於224,000,000港元),收購普威聯營有限公司27.45%權益,普威在新加坡註冊成立及在新加坡證券交易所上市,其主要業務為供應家庭用品。

於二零零二年三月三十一日,本集團已支付約為4,200,000港元訂金,並有約為219,800,000港元之有條件承諾尚未清償。

22. INVENTORIES

22. 存貨

		The Group 本集團	
		2002 HK$'000 二零零二年 千港元	2001 HK$'000 二零零一年 千港元
Raw materials	原材料	**8,589**	12,329
Work in progress	在製品	**2,639**	2,437
Finished goods	製成品	**438,095**	242,872
		449,323	257,638

Included above are finished goods of HK$66,359,000 (2001: HK$16,708,000) which are carried at net realizable value.

上述存貨包括製成品66,359,000港元(二零零一年：16,708,000港元)，已按其可變現淨值列賬。

23. TRADE AND OTHER RECEIVABLES

Included within trade and other receivables is a trade debtors balance of HK$400,544,000 (2001: HK$496,751,000). The Group allows an average credit period of 30 to 60 days to its trade customers.

23. 貿易及其它應收款項

貿易及其它應收款項包括400,544,000港元之應收貿易款項結餘(二零零一年：496,751,000港元)，本集團向其貿易客戶提供30至60日不等之信貸期。

The following is an aged analysis of trade debtors at March 31, 2002:

於二零零二年三月三十一日之應收貿易款項賬齡分析如下：

		The Group 本集團	
		2002 HK$'000 二零零二年 千港元	2001 HK$'000 二零零一年 千港元
Not yet due	未到期	**342,876**	407,505
Overdue within one month	逾期少於一個月	**32,241**	73,697
Overdue between one to two months	逾期一至兩個月	**13,876**	9,656
Overdue more than two months	逾期超過兩個月	**11,551**	5,893
		400,544	496,751

24. TRADE AND OTHER PAYABLES

Included within trade and other payables is a trade creditors balance of HK$588,161,000 (2001: HK$406,017,000).

The following is an aged analysis of trade creditors at March 31, 2002:

24. 貿易及其它應付款項

貿易及其它應付款項包括588,161,000港元之應付貿易款項結餘(二零零一年：406,017,000港元)。

於二零零二年三月三十一日之應付貿易款項賬齡分析如下：

		The Group 本集團	
		2002 HK$'000 二零零二年 千港元	2001 HK$'000 二零零一年 千港元
Not yet due	未到期	**249,365**	307,653
Overdue within one month	逾期少於一個月	**46,734**	25,997
Overdue between one to two months	逾期一至兩個月	**73,392**	12,593
Overdue more than two months	逾期超過兩個月	**218,670**	59,774
		588,161	406,017

25. BORROWINGS 25. 借款

		The Group 本集團 2002 HK$'000 二零零二年 千港元	The Group 本集團 2001 HK$'000 二零零一年 千港元	The Company 本公司 2002 HK$'000 二零零二年 千港元	The Company 本公司 2001 HK$'000 二零零一年 千港元
Borrowings comprise:	借款包括：				
Bank loans	銀行貸款	**278,191**	334,457	**–**	70,307
Other loans	其它貸款	**297,000**	625,847	**226,000**	262,361
		575,191	960,304	**226,000**	332,668
Analyzed as:	分析：				
Secured	有抵押	**127,504**	638,877	**–**	188,383
Unsecured	無抵押	**447,687**	321,427	**226,000**	144,285
		575,191	960,304	**226,000**	332,668

The above amounts bear interest at prevailing market rates and are repayable as follows:

上述款額須按現行市場利率計算利息，且須於以下年期償還：

		The Group 本集團 2002 HK$'000 二零零二年 千港元	The Group 本集團 2001 HK$'000 二零零一年 千港元	The Company 本公司 2002 HK$'000 二零零二年 千港元	The Company 本公司 2001 HK$'000 二零零一年 千港元
Within one year or on demand	一年內或於要求時	**566,902**	844,211	**226,000**	225,581
Between one and two years	一至兩年內	**220**	215	**–**	–
Between two and five years	兩至五年內	**781**	115,878	**–**	107,087
Over five years	超過五年	**7,288**	–	**–**	–
		575,191	960,304	**226,000**	332,668
Amount due within one year and shown under current liabilities	列入流動負債項下並於一年內到期之款項	**(566,902)**	(844,211)	**(226,000)**	(225,581)
Amount due after one year	一年後到期之款項	**8,289**	116,093	**–**	107,087

26. CONVERTIBLE NOTE

A convertible note of HK$555,900,000 was issued on January 11, 2000. The convertible note was unsecured, bore interest at prime rate and was repayable on the second anniversary of the issue date. The noteholder had the rights to convert all or part of the principal amount of the convertible note outstanding into shares in the Company within two years of the issue of the convertible note. In January 2002, the outstanding amount of HK$385,900,000 was fully repaid.

26. 可換股票據

於二零零零年一月十一日，本公司發行金額為555,900,000港元之可換股票據。可換股票據為無抵押、按最優惠利率計算利息及須於發行日期後第二個週年日償還。票據持有人有權於可換股票據發行後兩年內將全部或部份尚未轉換之可換股票據本金額轉換為本公司之股份。於二零零二年一月，餘下之385,900,000港元已悉數付訖。

27. OBLIGATIONS UNDER FINANCE LEASES

27. 融資租約承擔

		Minimum lease payments 最低租約付款		Present value of minimum lease payments 最低租約付款現值	
		2002 HK$'000 二零零二年 千港元	2001 HK$'000 二零零一年 千港元	**2002 HK$'000 二零零二年 千港元**	2001 HK$'000 二零零一年 千港元
THE GROUP	本集團				
Amounts payable under finance leases:	根據融資租約之承擔還款期如下：				
Within one year	一年內	**2,930**	3,287	**2,851**	3,187
In the second to fifth year inclusive	兩至五年內（包括首尾兩年）	**245**	3,395	**216**	3,074
Over five years	超過五年	**37**	85	**30**	70
		3,212	6,767		
Less: Future finance charges	減：未來融資費用	**(115)**	(436)		
Present value of lease obligations	租約承擔現值	**3,097**	6,331	**3,097**	6,331
Less: Amount due for settlement within one year (shown under current liabilities)	減：一年內到期償還之款項（列於流動負債項下）			**(2,851)**	(3,187)
Amount due for settlement after one year	一年後到期償還之款項			**246**	3,144

27. OBLIGATIONS UNDER FINANCE LEASES (continued)

It is the Group's policy to lease certain of its fixtures and equipment under finance leases. The average lease term is 2 years. For the year ended March 31, 2002, the average effective borrowing rate was 5.6% (2001: 6.4%). Interest rates are fixed at the contract date. All leases are on a fixed repayment basis and no arrangements have been entered into for contingent rental payments.

The Group's obligations under finance leases are secured by the lessors' charge over the leased assets.

27. 融資租約承擔（續）

根據本集團之政策，本集團之若干裝置及設備乃根據融資租約租賃。平均租期為2年。於截至二零零二年三月三十一日止年度，平均借貸利率為5.6%（二零零一年：6.4%）。利率乃於合約日期確定。所有租約均採用固定還款之做法，及並無就或然租賃款項簽訂任何安排。

本集團之融資租約承擔乃以出租人之出租資產作為抵押。

28. SHARE CAPITAL

28. 股本

		Number of shares 股份數目	Value HK$'000 價值 千港元
Ordinary share of HK$0.025 each	每股面值0.025港元之普通股份		
Authorized:	法定股本：		
At March 31, 2001 and 2002	於二零零一年及二零零二年三月三十一日	26,000,000,000	650,000
Issued and fully paid:	已發行及繳足股本：		
At April 1, 2000	於二零零零年四月一日	3,869,141,468	96,728
Issue of shares	股份發行	333,333,333	8,333
Rights issue of shares	供股	2,143,726,763	53,593
Exercise of share options	行使購股權	106,200,000	2,655
Exercise of warrants	行使認股權證	4,726	1
Shares repurchased and cancelled	購回及註銷股份	(21,226,000)	(530)
At March 31, 2001	於二零零一年三月三十一日	6,431,180,290	160,780
Issue under scrip dividend scheme	以股代息發行	1,372,233	34
Exercise of warrants	行使認股權證	7,000	–
Shares repurchased and cancelled	購回及註銷股份	(20,502,000)	(513)
At March 31, 2002	**於二零零二年三月三十一日**	**6,412,057,523**	**160,301**

28. SHARE CAPITAL (continued)

(a) During the year, 7,000 shares in the Company of HK$0.025 each were issued upon the exercise of 7,000 warrants at a price of HK$0.36 per share.

(b) During the year, the Company repurchased its own shares through the Stock Exchange as follows:

28. 股本（續）

(a) 於本年度內，因按每股0.36港元之價格行使7,000份認股權證，而導致本公司發行每股面值0.025港元之股份7,000股。

(b) 於本年度內，本公司在聯交所購回其股份，詳情如下：

Month of repurchase 購回月份	Number of shares of HK$0.025 each 每股面值0.025港元之股份數目	Price per share 每股價格 Highest 最高價 HK$ 港元	 Lowest 最低價 HK$ 港元	Aggregate consideration paid including expenses 已付總代價（包括開支） HK$'000 千港元
September 2001 二零零一年九月	20,502,000	0.075	0.064	1,433

The above shares were cancelled upon repurchase and accordingly the issued share capital of the Company was reduced by the nominal value of these shares. The premium payable on repurchase was charged against the share premium account.

上述股份於購回後已予以註銷，而本公司之已發行股本亦相應減去該等股份之面值。購回時須予支付之溢價已於股份溢價賬中扣除。

All the shares issued during the year rank pari passu with the then existing shares in all respects.

於年內發行之全部股份在各方面均與當時之股份享有同等權益。

29. WARRANTS

At March 31, 2002, the Company had outstanding warrants conferring rights to subscribe for up to HK$332,141,194 (2001: HK$332,143,714) in cash for shares. Exercise in full of these outstanding warrants would, under the share capital structure of the Company as of March 31, 2002, result in the issue of 922,614,428 (2001: 922,621,428) new shares of HK$0.025 each in the Company.

In accordance with the conditions attaching to the warrant of the Company, each of the warrants confers rights to the registered holder to subscribe for one new share of the Company in cash at an adjusted subscription price of HK$0.36 per share, subject to adjustment, at any time from the date of issue to April 3, 2002 (both days inclusive).

Details of the exercise of the Company's warrants during the year are set out in note 28.

29. 認股權證

於二零零二年三月三十一日，本公司之尚未行使認股權證賦予權利可以現金最多332,141,194港元認購股份（二零零一年：332,143,714港元）。按本公司於二零零二年三月三十一日之股本結構計算，倘該等尚未行使之認股權證獲全面行使，將會導致本公司發行922,614,428（二零零一年：922,621,428）股每股面值0.025港元之新股份。

根據本公司認股權證所附條件，每份認股權證均賦予其登記持有人權利，可自發行日期起至二零零二年四月三日（首尾兩天包括在內）期間任何時間按經調整之認購價每股0.36港元（可予調整）以現金認購本公司一股新股份。

有關於年內獲行使之本公司認股權證之詳情載於附註第28項。

30. SHARE OPTIONS

At March 31, 2002, the following options to subscribe for shares of the Company were outstanding under the Company's share option scheme:

30. 購股權計劃

根據本公司購股權計劃，於二零零二年三月三十一日尚未行使之購股權詳情如下：

Exercisable period 行使期	Exercise price per share HK$ 每股行使價 港元	Number of share options outstanding as at 3.31.2002 於二零零二年三月三十一日尚未行使之購股權數目
8.31.2001 to 8.30.2006 二零零一年八月三十一日至二零零六年八月三十日	0.0747	640,000,000

31. RESERVES

31. 儲備

		Share premium HK$'000 股份溢價 千港元	Capital reserve HK$'000 資本儲備 千港元	Contributed surplus HK$'000 實繳盈餘 千港元	Currency translation reserve HK$'000 外幣兌換儲備 千港元	Capital redemption reserve HK$'000 資本贖回儲備 千港元	Retained profits HK$'000 保留溢利 千港元	Total HK$'000 總額 千港元
The Group	**本集團**							
At April 1, 2000	於二零零零年四月一日							
– as originally reported	– 原本報告	1,521,922	(469,120)	427,064	(4,112)	592	727,404	2,203,750
– prior period adjustments *(Note 2)*:	– 本期間前所作調整 *(附註2)*：							
– Change in accounting policy *for dividend recognition*	– 股息確認會計政策變更	–	–	–	–	–	9,886	9,886
– Retrospective recognition of impairment of goodwill	– 商譽減值之追溯確認	–	173,413	–	–	–	(173,413)	–
– as restated	– 重列	1,521,922	(295,707)	427,064	(4,112)	592	563,877	2,213,636
Currency realignment	外滙調整	–	–	–	(8,628)	–	–	(8,628)
Premium arising from issue of shares	發行股份所產生之溢價	476,649	–	–	–	–	–	476,649
Expenses in connection with the issue of shares	與發行股份有關之開支	(8,378)	–	–	–	–	–	(8,378)
Repurchase of shares	購回股份	(14,840)	–	–	–	–	–	(14,840)
Goodwill arising on acquisition of associates	收購聯營公司所產生之商譽	–	(466,863)	–	–	–	–	(466,863)
Goodwill arising on acquisition of additional interests in a subsidiary	收購一間附屬公司額外權益所產生之商譽	–	(705)	–	–	–	–	(705)
Realized on partial disposal of shareholding in a subsidiary	出售一間附屬公司部份股權時變現	–	13,008	–	–	–	–	13,008
Realized on deemed disposal of shareholding in associates	被視為出售聯營公司股權時變現	–	49,438	–	–	–	–	49,438
Realized on disposal of associates	出售聯營公司時變現	–	4,493	–	–	–	–	4,493
Share of post-acquisition reserves of an associate	應佔一間聯營公司收購後儲備	–	(2,293)	–	(16)	–	–	(2,309)
Transfer	轉撥	–	–	(497,000)	–	–	497,000	–
Impairment loss on goodwill *(note)*	商譽減值虧損 *(附註)*	–	362,982	–	–	–	–	362,982
Loss for the year	本年度虧損	–	–	–	–	–	(589,365)	(589,365)
Dividends	股息	–	–	–	–	–	(20,605)	(20,605)
At March 31, 2001	於二零零一年三月三十一日	1,975,353	(335,647)	(69,936)	(12,756)	592	450,907	2,008,513
Currency realignment	外滙調整	–	–	–	(5,631)	–	–	(5,631)
Premium arising from issue of shares	發行股份所產生之溢價	109	–	–	–	–	–	109
Repurchase of shares	購回股份	(920)	–	–	–	–	–	(920)
Realized on partial disposal of shareholding in a subsidiary	出售一間附屬公司部份股權時變現	–	3,301	–	–	–	–	3,301
Realized on deemed disposal of shareholding in an associate	被視為出售一間聯營公司股權時變現	–	74,325	–	–	–	–	74,325
Reclassified to investments in securities	證券投資重新分類	–	119,272	–	–	–	–	119,272
Loss for the year	本年度虧損	–	–	–	–	–	(102,455)	(102,455)
Dividends	股息	–	–	–	–	–	(9,647)	(9,647)
At March 31, 2002	**於二零零二年三月三十一日**	**1,974,542**	**(138,749)**	**(69,936)**	**(18,387)**	**592**	**338,805**	**2,086,867**
Attributable to:	應佔：							
The Company and subsidiaries	本公司及附屬公司	1,974,542	(138,749)	(69,936)	(18,387)	592	366,178	2,114,240
Associates	聯營公司	–	–	–	–	–	(27,373)	(27,373)
		1,974,542	**(138,749)**	**(69,936)**	**(18,387)**	**592**	**338,805**	**2,086,867**

31. RESERVES (continued) 31. 儲備（續）

		Share premium HK$'000 股份溢價 千港元	Capital reserve HK$'000 資本儲備 千港元	Contributed surplus HK$'000 實繳盈餘 千港元	Currency translation reserve HK$'000 外幣兌換儲備 千港元	Capital redemption reserve HK$'000 資本贖回儲備 千港元	Retained profits HK$'000 保留溢利 千港元	Total HK$'000 總額 千港元
The Company	**本公司**							
At April 1, 2000	於二零零零年四月一日							
– as originally reported	– 原本報告	1,521,922	–	497,437	–	592	183,799	2,203,750
– change in accounting policy for dividend recognition *(Note 2)*	– 股息確認會計政策變更 *(附註2)*	–	–	–	–	–	9,886	9,886
– as restated	– 重列	1,521,922	–	497,437	–	592	193,685	2,213,636
Premium arising from issue of shares	發行股份所產生之溢價	476,649	–	–	–	–	–	476,649
Expenses in connection with the issue of shares	與發行股份有關之開支	(8,378)	–	–	–	–	–	(8,378)
Repurchase of shares	購回股份	(14,840)	–	–	–	–	–	(14,840)
Transfer	轉撥	–	–	(497,000)	–	–	497,000	–
Loss for the year	本年度虧損	–	–	–	–	–	(637,949)	(637,949)
Dividends	股息	–	–	–	–	–	(20,605)	(20,605)
At March 31, 2001	於二零零一年三月三十一日	1,975,353	–	437	–	592	32,131	2,008,513
Premium arising from issue of shares	發行股份所產生之溢價	109	–	–	–	–	–	109
Repurchase of shares	購回股份	(920)	–	–	–	–	–	(920)
Loss for the year	本年度虧損	–	–	–	–	–	(42,553)	(42,553)
Dividends	股息	–	–	–	–	–	(9,647)	(9,647)
At March 31, 2002	**於二零零二年三月三十一日**	**1,974,542**	**–**	**437**	**–**	**592**	**(20,069)**	**1,955,502**

Note: For the year ended March 31, 2001, the directors of the Company reviewed the carrying value of capital reserve arising from acquisition of associates with reference to the financial performance and the business operated by those associates. These associates are mainly engaged in the development of satellite broadband network services and marketing of electronic products. In view of the prevailing market condition and operating results of those associates, impairment loss of HK$362,982,000 had been identified and recognized in the consolidated income statement.

附註： 截至二零零一年三月三十一日止年度，本公司董事根據聯營公司的財務表現及業務運作檢討因收購該等聯營公司帶來之資本儲備的賬面價值。該等聯營公司主要從事衛星寬頻網絡服務的開發，以及電子產品的推銷。根據當前市況及該等聯營公司之經營業績，已確定362,982,000港元之減值虧損，並已於綜合收益表中確認。

31. RESERVES (continued)

The contributed surplus of the Company represents:

(i) the difference between the consolidated shareholders' funds of Hanny BVI at the date on which its shares were acquired by the Company, and the nominal amount of the Company's shares issued as consideration for the acquisition;

(ii) the credit arising from the transfer of the share premium account of the Company as at February 20, 1998 to the contributed surplus account of the Company;

(iii) the credit arising from the reduction of the nominal value of the shares of the Company from HK$0.40 each to HK$0.05 each by the cancellation of HK$0.35 paid up on each issued share of HK$0.40 in the Company; and

(iv) as reduced by an amount of HK$339 million and HK$497 million transferred to the deficit account to eliminate the deficit of the Company as at January 31, 2000 and January 31, 2001, respectively.

The contributed surplus of the Group represents:

(i) the credit arising from the transfer of the share premium account of the Group as at February 20, 1998 to the contributed surplus account of the Group;

(ii) the credit arising from the reduction of the nominal value of the shares of the Company from HK$0.40 each to HK$0.05 each by the cancellation of HK$0.35 paid up on each issued share of HK$0.40 in the Company; and

(iii) as reduced by an amount of HK$339 million and HK$497 million transferred to the deficit account to eliminate the deficit of the Company as at January 31, 2000 and January 31, 2001, respectively.

31. 儲備（續）

本公司之實繳盈餘乃：

(i) 本公司收購Hanny BVI股份當日該公司之綜合股東資金與本公司作為收購代價所發行之股份面值之差額；

(ii) 於一九九八年二月二十日將本公司之股份溢價賬轉撥至本公司之實繳盈餘賬所產生之進賬；

(iii) 透過註銷每股面值0.40港元已發行股份之已繳股本0.35港元而將本公司股份之面值從每股0.40港元削減至每股0.05港元所產生之進賬；及

(iv) 減去轉撥往虧損賬以抵銷本公司分別於二零零零年一月三十一日及二零零一年一月三十一日之虧損339,000,000港元及497,000,000港元。

本集團之實繳盈餘乃：

(i) 本集團於一九九八年二月二十日把股份溢價賬轉撥至本集團之實繳盈餘賬所產生之進賬；

(ii) 透過註銷每股面值0.40港元已發行股份之已繳股本0.35港元而將本公司之股份面值從每股0.40港元削減至每股0.05港元所產生之進賬；及

(iii) 減去轉撥往虧損賬以抵銷本公司分別於二零零零年一月三十一日及二零零一年一月三十一日之累計虧損339,000,000港元及497,000,000港元。

31. RESERVES (continued)

Under the Companies Act of 1981 of Bermuda (as amended), the contributed surplus of the Company is available for distribution to shareholders. However, the Company cannot declare or pay a dividend, or make a distribution out of contributed surplus, if:

1. it is, or would after the payment be, unable to pay its liabilities as they become due; or

2. the realizable value of its assets would thereby be less than the aggregate of its liabilities and its issued share capital and share premium account.

In the opinion of the directors, the Company had no reserves available for distribution to its shareholders as at March 31, 2002. The Company's reserves available for distribution to its shareholders as at March 31, 2001 comprised its contributed surplus and retained profits amounting to HK$437,000 and HK$32,131,000, respectively.

31. 儲備（續）

依據百慕達一九八一年公司法（經修訂），本公司之實繳盈餘可供分派予各股東。惟倘若出現以下情況，本公司不得從實繳盈餘宣派或派發股息或作出分派：

1. 現時或於作出派發後不能償還到期債務；或

2. 其資產之可變現價值會因此低於其債務及已發行股本與股份溢價賬之總額。

董事認為，於二零零二年三月三十一日本公司無儲備可供分派。於二零零一年三月三十一日，本公司可供分派予股東之儲備包括實繳盈餘及保留溢利，分別為437,000港元及32,131,000港元。

32. AMOUNT DUE TO A MINORITY SHAREHOLDER

The amount is unsecured, interest free and has no fixed terms of repayment. In the opinion of the directors, the amount will not be repayable within one year of the balance sheet date and, accordingly, the amount is classified as non-current.

32. 應付少數股東款項

該等款項為免息、無抵押及無固定還款期。董事認為，該等款項將不會於結算日起計一年內償還，因此，該等款項被列為非流動負債。

33. RECONCILIATION OF LOSS BEFORE TAXATION TO NET CASH INFLOW FROM OPERATING ACTIVITIES

33. 除稅前虧損與營運業務之流入現金淨額之調節表

		2002 HK$'000 二零零二年 千港元	2001 HK$'000 二零零一年 千港元
Loss before taxation	除稅前虧損	**(75,044)**	(574,129)
Share of results of associates	應佔聯營公司業績	**3,499**	30,072
Interest expense and finance charges	利息支出及融資費用	**58,144**	111,362
Interest income	利息收入	**(34,183)**	(51,393)
Gain on partial disposal of shareholding in a subsidiary	出售一間附屬公司部份股權之收益	**(73,914)**	(233,434)
Gain on deemed partial disposal of shareholding in a subsidiary	被視為出售一間附屬公司部份股權之收益	**–**	(20,717)
Net loss (gain) on deemed partial disposal of shareholding in associates	被視為出售聯營公司部份股權之虧損(收益)淨額	**68,289**	(18,420)
Gain on disposal of associates	出售聯營公司之收益	**–**	(688)
Net loss on disposal of subsidiaries	出售附屬公司之虧損淨額	**–**	28,206
Allowance for short-term loans receivable	應收短期貸款準備	**6,000**	–
Loss on disposal of property, plant and equipment	出售物業、機器及設備之虧損	**1,075**	893
Amortization of deferred expenditure	遞延開支攤銷	**–**	6,022
Amortization of intangible assets	無形資產攤銷	**14,338**	11,409
Depreciation and amortization of property, plant and equipment	物業、機器及設備之折舊及攤銷	**19,562**	16,653
Unrealized holding loss on other investments	其它投資之未變現虧損	**169,262**	179,490
Impairment loss on investment securities	投資證券之減值虧損	**15,676**	208,720
Impairment loss on goodwill	商譽減值虧損	**–**	362,982
Allowance for slow moving and obsolete inventories	滯銷及陳舊存貨準備	**(1,657)**	(21,853)
(Increase) decrease in inventories	存貨(增加)減少	**(191,387)**	154,433
Decrease (increase) in trade and other receivables	貿易及其它應收款項減少(增加)	**209,852**	(72,692)
Decrease (increase) in other investments	其它投資減少(增加)	**479,306**	(273,920)
(Increase) decrease in margin loans receivable	應收孖展貸款(增加)減少	**(4,044)**	61,711
Decrease in bills receivable	應收票據減少	**–**	4,606
Increase in trade and other payables	貿易及其它應付款項增加	**85,240**	243,499
Decrease in margin loans payable	應付孖展貸款減少	**(2,296)**	(54,022)
(Decrease) increase in bills payable	應付票據(減少)增加	**(25,293)**	25,859
Net cash inflow from operating activities	營運業務之流入現金淨額	**722,425**	124,649

34. DISPOSAL OF SUBSIDIARIES

34. 出售附屬公司

		2002 HK$'000 二零零二年 千港元	2001 HK$'000 二零零一年 千港元
Net assets disposed of	**出售資產淨值**		
Investments in securities	證券投資	–	15,460
Interest in an associate	聯營公司權益	–	5,031
Inventories	存貨	–	403
Trade and other receivables	貿易及其它應收款項	–	63,905
Short term loans receivable	應收短期貸款	–	8,093
Trade and other payables	貿易及其它應付款項	–	(136)
Taxation	稅項	–	(3,900)
		–	88,856
Net loss on disposal of subsidiaries	出售附屬公司之虧損淨額	–	(28,206)
		–	60,650
Satisfied by	**付款方式**		
Cash consideration received	已收現金代價	–	60,000
Consideration receivable	應收代價	–	650
		–	60,650

Analysis of inflow of cash and cash equivalents in respect of the disposal of subsidiaries:

出售附屬公司之現金及現金等額流入之分析：

		2002 HK$'000 二零零二年 千港元	2001 HK$'000 二零零一年 千港元
Cash consideration received	已收現金代價	–	60,000

The subsidiaries disposed of during the year ended March 31, 2001 did not contribute significantly to the results of the Group. The cash flow contributed or utilized by the subsidiaries disposed of during the year ended March 31, 2001 was not significant.

截至二零零一年三月三十一日止年度所出售之附屬公司對本集團之業績並無作出重大貢獻。截至二零零一年三月三十一日止年度所售出之附屬公司所貢獻或動用之現金流量並不重大。

35. ANALYSIS OF CHANGES IN FINANCING DURING THE YEAR 35. 本年度之融資變動分析

		Share capital and premium HK$'000 股本及溢價 千港元	Bank loans with maturity date of more than three months HK$'000 到期日超逾三個月之銀行貸款 千港元	Other loans with maturity date of more than three months HK$'000 到期日超逾三個月之其它貸款 千港元	Obligations under finance leases HK$'000 融資租約承擔 千港元	Amount due to a minority shareholder HK$'000 應付少數股東款項 千港元	Minority interests HK$'000 少數股東權益 千港元	Convertible note HK$'000 可換股票據 千港元
Balance at April 1, 2000	於二零零零年四月一日結存	1,618,650	306,737	284,341	8,753	6,133	94,873	385,900
Proceeds from issue of shares	發行股份所得款項	381,231	-	-	-	-	-	-
Issue of shares for acquisition of interest in an associate	為收購一間聯營公司之權益而發行股份	160,000	-	-	-	-	-	-
Expenses in connection with the issue of shares	與發行股份有關之開支	(8,378)	-	-	-	-	-	-
Repurchase of shares	購回股份	(15,370)	-	-	-	-	-	-
New loans raised	新增貸款	-	29,250	483,946	-	-	-	-
New loans raised for acquisition of investment in securities	為購入證券投資而新增之貸款	-	-	321,760	-	-	-	-
Inception of finance leases	訂立融資租約	-	-	-	484	-	-	-
Capital contributed by minority shareholders	少數股東注資	-	-	-	-	-	43,913	-
Partial disposal of shareholding in a subsidiary to minority shareholders	向少數股東出售一間附屬公司之部份股權	-	-	-	-	-	69,751	-
Deemed partial disposal of shareholding in a subsidiary	被視為出售一間附屬公司之部份股權	-	-	-	-	-	(20,717)	-
Loss for the year attributable to minority shareholders	少數股東應佔本年度虧損	-	-	-	-	-	(7,635)	-
Currency realignment	外滙調整	-	1,076	-	-	-	2,438	-
Repayments during the year	於年內償還款項	-	(163,747)	(467,710)	(2,906)	(3,462)	-	-
Balance at March 31, 2001	於二零零一年三月三十一日結存	2,136,133	173,316	622,337	6,331	2,671	182,623	385,900
Proceeds from issue of shares	發行股份所得款項	143	-	-	-	-	-	-
Repurchase of shares	購回股份	(1,433)	-	-	-	-	-	-
New loans raised	新增貸款	-	244,131	287,025	-	-	-	-
Partial disposal of shareholding in a subsidiary to minority shareholders	向少數股東出售一間附屬公司之部份股權	-	-	-	-	-	6,592	-
Profit for the year attributable to minority shareholders	少數股東應佔本年度溢利	-	-	-	-	-	24,725	-
Currency realignment	外滙調整	-	-	-	-	-	671	-
Repayments during the year	於年內償還款項	-	(289,942)	(612,362)	(3,234)	(226)	-	(385,900)
Balance at March 31, 2002	於二零零二年三月三十一日結存	2,134,843	127,505	297,000	3,097	2,445	214,611	-

36. MAJOR NON-CASH TRANSACTIONS

(i) During the year ended March 31, 2001, the Group acquired interest in an associate for a consideration of HK$160,000,000 which was satisfied by the issue of new shares.

(ii) During the year ended March 31, 2001 , the Group acquired other investments of approximately HK$121,827,000 and HK$90,928,000 from associates and an independent third party, respectively which were settled by the amounts due from them.

36. 主要非現金交易

(i) 截至二零零一年三月三十一日止年度內，本集團以160,000,000港元之代價收購一間聯營公司之權益，有關代價以發行新股份之方式支付。

(ii) 截至二零零一年三月三十一日止年度內，本集團分別向聯營公司及獨立第三者購入約121,827,000港元及90,928,000港元之其它投資，代價以彼等所欠負之款項支付。

37. UNPROVIDED DEFERRED TAXATION

At the balance sheet date, the major components of the potential deferred tax asset (liability) not recognized (provided) are as follows:

37. 未撥備遞延稅項

於結算日，並未確認（撥備）之潛在遞延稅項資產（負債）之主要組成項目如下：

		The Group 本集團		The Company 本公司	
		2002 HK$'000 二零零二年 千港元	2001 HK$'000 二零零一年 千港元	**2002 HK$'000 二零零二年 千港元**	2001 HK$'000 二零零一年 千港元
Tax effect of timing differences attributable to:	因下列各項所產生時差於稅務上之影響：				
Tax losses	稅務虧損	**89,513**	75,178	**10,198**	8,123
Excess of depreciation allowances claimed for tax purposes over depreciation charged in the financial statements	因申報稅項所要求之折舊減免超逾財務報表所扣除之折舊額	**(10,995)**	(11,164)	**–**	–
		78,518	64,014	**10,198**	8,123

37. UNPROVIDED DEFERRED TAXATION (continued)

The amount of the Group's potential deferred tax credit for the year attributable to trading activities is as follows:

37. 未撥備遞延稅項（續）

本集團本年度貿易業務產生之潛在遞延稅項撥回額如下：

		2002 HK$'000 二零零二年 千港元	2001 HK$'000 二零零一年 千港元
Tax effect of timing differences attributable to:	因下列各項所產生時差於稅務上之影響：		
Tax loss arising	已產生稅務虧損	**14,335**	685
Shortfall of depreciation allowances claimed for tax purposes over depreciation charged in the financial statements	因申報稅項所要求之折舊減免少於財務報表所扣除之折舊額	**169**	3,229
		14,504	3,914

The net potential deferred tax asset attributable to trading activities has not been recognized in the financial statements as it is not certain that the net deferred tax benefit will crystallize in the foreseeable future.

由於不能確定遞延稅項利益淨額會否在可見之將來實現，因此貿易業務應佔之潛在遞延稅務資產淨額並無在財務報表中確認。

38. CONTINGENT LIABILITIES

38. 或然負債

		The Group 本集團		The Company 本公司	
		2002 HK$'000 二零零二年 千港元	2001 HK$'000 二零零一年 千港元	2002 HK$'000 二零零二年 千港元	2001 HK$'000 二零零一年 千港元
Amounts utilized in respect of guarantees given to banks and other financial institutions for facilities granted to:					
Subsidiaries	就附屬公司之信貸額而向銀行及其它財務機構提供之擔保已動用之金額	–	–	**136,788**	148,276
An investee company	就一間投資公司之信貸額而向銀行及其它財務機構提供之擔保已動用之金額	**9,366**	12,527	**9,366**	12,527
Amounts utilized in respect of guarantees given to banks and other financial institutions for leasing of:					
A subsidiary	就一間附屬公司之融資租約及租購合約而向銀行及其它財務機構提供之擔保已動用之金額	–	–	**2,750**	5,870
An investee company	就一間投資公司之融資租約及租購合約而向銀行及其它財務機構提供之擔保已動用之金額	–	3,216	–	3,216
		9,366	15,743	**148,904**	169,889

At March 31, 2002, certain of the margin clients' securities with an aggregate market value of HK$516,779,000 (2001: HK$372,254,000) were pledged to a bank to secure general banking facilities for a subsidiary.

於二零零二年三月三十一日，為使一間附屬公司取得一般銀行信貸，若干總市值為516,779,000港元（二零零一年：372,254,000港元）之孖展客戶之證券被用作抵押。

39. CAPITAL COMMITMENTS 39. 資本承諾

		The Group 本集團	
		2002 HK$'000 二零零二年 千港元	2001 HK$'000 二零零一年 千港元
Capital expenditure contracted for but not provided in the financial statements in respect of the acquisition of:	已訂約惟並無就下列各項在財務報表上作出準備之資本性開支：		
An associate	一間聯營公司	**219,732**	–
Property, plant and equipment	物業、機器及設備	**83**	776
		219,815	776

The Company had no significant capital commitments at the balance sheet date.

本公司於結算日概無重大之資本承諾。

40. OPERATING LEASE COMMITMENTS 40. 營運租約承諾

The Group as lessee 本集團作為承租人

		The Group 本集團	
		2002 HK$'000 二零零二年 千港元	2001 HK$'000 二零零一年 千港元
Minimum lease payments paid under operating leases during the year:	於年內，根據營運租約而支付之最低租金：		
Land and buildings	土地及樓宇	**25,452**	24,604
Others	其它	**215**	560
		25,667	25,164

40. OPERATING LEASE COMMITMENTS (continued)

At the balance sheet date, the Group had commitments for future minimum lease payments under non-cancellable operating leases which fall due as follows:

40. 營運租約承諾（續）

於結算日，本集團尚有若干根據不可撤銷的營運租約之承諾。該等須於未來最低支付之承諾部份如下：

		2002 二零零二年		2001 二零零一年	
		Land and buildings HK$'000 土地及樓宇 千港元	Others HK$'000 其它 千港元	Land and buildings HK$'000 土地及樓宇 千港元	Others HK$'000 其它 千港元
Operating leases which expire:	營運租約之屆滿年期為：				
Within one year	一年內	**9,320**	**2,386**	11,003	1,648
In the second to fifth year inclusive	第二至第五年（首尾兩年包括在內）	**24,297**	**3,722**	16,184	2,455
Over five years	五年以上	**62,490**	**–**	76,395	–
		96,107	**6,108**	103,582	4,103

Operating lease payments represent rentals payable by the Group for certain of its office properties. Leases are negotiated for an average term of three years and rentals are fixed for an average of three years.

營運租金乃本集團應付之一定辦公物業租金。租約平均每三年內商議一次，而租金平均每三年內固定一次。

The Company had no operating lease commitments at the balance sheet date.

本公司於結算日並無任何營運租約承諾。

The Group as lessor

Property rental income earned during the year was HK$4,536,000 (2001: HK$4,362,000). Certain of the properties have committed tenants for the next eleven years.

本集團作為出租人

於年內，物業租金收入為4,536,000港元（二零零一年：4,362,000港元）。持有之部份物業已交付予承租人未來十一年內使用。

40. OPERATING LEASE COMMITMENTS (continued)

At the balance sheet date, the Group had contracted with tenants for the following future minimum lease payments:

40. 營運租約承諾（續）

於結算日，本集團已與租戶訂立以下未來最低租約付款：

		2002 HK$'000 二零零二年 千港元	2001 HK$'000 二零零一年 千港元
Within one year	一年內	**2,361**	4,172
In the second to fifth year inclusive	第二至第五年（首尾兩年包括在內）	**9,446**	9,582
Over five years	五年以上	**14,168**	16,769
		25,975	30,523

41. RETIREMENT BENEFITS SCHEMES

The Group operates Mandatory Provident Fund ("MPF") scheme for qualifying employees of the Company and its subsidiaries in Hong Kong. The assets of the MPF scheme are held separately from those of the Group in funds under the control of trustees.

The Group's employees who are employed by subsidiaries in the PRC are members of the state-managed pension scheme operated by the PRC government. These subsidiaries are required to contribute a certain percentage of their payroll to the pension scheme to fund the benefits. The only obligation of the Group with respect to this scheme is to make the required contributions under the scheme.

41. 退休福利計劃

本集團為本公司及其香港若干附屬公司之合資格僱員推行強制性公積金計劃。強制性公積金計劃資產在信託人控制下與本集團之資金分開持有。

受僱於中國之附屬公司之本集團僱員為中國政府所推行之國家管理退俸計劃成員。該等附屬公司須將工資若干百份比作為該退休金福利之供款。本集團對該退休金計劃之承擔僅為對該計劃作出所規定之供款。

42. PLEDGE OF ASSETS

At the balance sheet date, the following assets were pledged by the Group and the Company to secure banking and other financing facilities:

42. 資產抵押

於結算日，本集團及本公司按以下資產作為銀行及其它融資信貸額之抵押：

		The Group 本集團		The Company 本公司	
		2002 HK$'000 二零零二年 千港元	2001 HK$'000 二零零一年 千港元	2002 HK$'000 二零零二年 千港元	2001 HK$'000 二零零一年 千港元
Trade and other receivables	貿易及其它應收款項	**153,094**	287,993	**–**	841
Bank deposits	銀行存款	**91,800**	–	**–**	–
Inventories	存貨	**33,254**	18,000	**–**	–
Land and buildings	土地及樓宇	**26,560**	22,592	**–**	–
Investments in securities	證券投資	**1,449**	946,733	**–**	–
		306,157	1,275,318	**–**	841

43. TRANSACTIONS AND BALANCES WITH RELATED PARTIES

During the year, the Group had significant transactions with the following related parties, together with balances with them as at the balance sheet date, details of which are as follows:

43. 與有關連人士進行交易及所存有結餘

本集團於年內與下列有關連人士進行之重大交易之詳情連同於結算日在該等人士所存之結餘如下：

		2002 HK$'000 二零零二年 千港元	2001 HK$'000 二零零一年 千港元
Substantial shareholder and its associates:	主要股東及其聯繫人士：		
Interest paid and payable by the Group *(note a)*	本集團已付及應付之利息 *(附註a)*	**28,485**	55,849
Loans advanced to the Group during the year *(note a)*	年內向本集團墊支之貸款 *(附註a)*	**124,000**	282,877
Balances due by the Group at end of the year *(note a)*	本集團於年終時之結欠 *(附註a)*	**59,436**	164,385
Convertible note at end of the year	年終時之可換股票據	**–**	385,900
Associates:	聯營公司：		
Purchase of finished goods *(note b)*	購買製成品 *(附註b)*	**662,771**	70,868
Interest received and receivable by the Group *(note a)*	本集團已收及應收利息 *(附註a)*	**2,540**	2,905
Rental expenses *(note c)*	租賃費用 *(附註c)*	**4,481**	3,571
Acquisition of investments in securities *(note d)*	購入證券投資 *(附註d)*	**–**	131,582
Disposal of investments in securities *(note d)*	出售證券投資 *(附註d)*	**–**	17,499
Consulting service fee income *(note b)*	顧問服務費收入 *(附註b)*	**–**	2,649
Loans advanced by the Group during the year *(note a)*	年內由本集團墊支之貸款 *(附註a)*	**31,005**	87,195
Trade payable due by the Group at end of the year	本集團於年終時所欠之應付貿易款項	**45,910**	128,015

Details of balances with associates at the balance sheet date are set out in note 19.

於結算日在聯營公司之結存詳情載於附註第19項。

43. TRANSACTIONS AND BALANCES WITH RELATED PARTIES (continued)

Notes:

a. The loans advanced to/by and the balances due by/to the Group are unsecured, bear interest at prevailing market rates and repayable in accordance with the respective loan agreements, if any.

b. The transactions were carried out at cost plus a percentage profit mark-up.

c. The transactions were carried out at terms by reference to market prices of similar transactions.

d. The transactions were carried out at market price.

Save as disclosed above, there were no other significant transactions with related parties during the year or significant balances with them at the balance sheet date.

43. 與有關連人士進行交易及所存有結餘（續）

附註：

a. 向本集團墊支／由本集團墊支之貸款及本集團之結欠／欠本集團之款項均為無抵押，按當時市場利率計息以及根據其各自貸款協議（若有）所述年期償還。

b. 該等交易乃按成本值加一個溢利百份比而進行。

c. 該等交易乃根據同類交易之市價而進行。

d. 該等交易乃按市價進行。

除上文所披露者外，本集團於年內並無與有關連人士進行任何重大交易或於結算日時與該等人士存有重大結餘。

44. PARTICULARS OF PRINCIPAL SUBSIDIARIES AND ASSOCIATES

44. 主要附屬公司及聯營公司之詳情

Details of the Company's principal subsidiaries at March 31, 2002 are as follows:

本公司各主要附屬公司於二零零二年三月三十一日之詳情如下：

Name of subsidiary 附屬公司名稱	Place of incorporation or registration/ operation 註冊成立或登記/營運地點	Issued and fully paid share capital or contributed capital 已發行及繳足股本或實繳資本	Proportion of equity interest held by the Company % 本公司應佔股本權益比例 %	Principal activities 主要業務
CU Resources Limited	Hong Kong	HK$12,500,000	100	Share margin financing
富聯資源有限公司	香港	12,500,000港元	100	股份孖展融資
Cyber Business Network (Singapore) Pte Ltd	Singapore	S$4,444,445	54	Development of Chinese and bilingual websites and e-business consulting
Cyber Business Network (Singapore) Pte Ltd	新加坡	4,444,445坡元	54	開發中文及雙語網站及電子商貿顧問服務
Genius Ideas Limited	The British Virgin Islands ("B.V.I.")	US$1	100	Investment holding
Genius Ideas Limited	英屬處女群島	1美元	100	投資控股
Hanny Magnetics (B.V.I.) Limited	B.V.I.	HK$40,000,000 ordinary shares HK$8,000,000 preference shares	100 –	Investment holding
Hanny Magnetics (B.V.I.) Limited	英屬處女群島	40,000,000港元 普通股份 8,000,000港元 優先股份	100 –	投資控股

44. PARTICULARS OF PRINCIPAL SUBSIDIARIES AND ASSOCIATES (continued)

44. 主要附屬公司及聯營公司之詳情（續）

Name of subsidiary 附屬公司名稱	Place of incorporation or registration/ operation 註冊成立或登記/營運地點	Issued and fully paid share capital *or contributed* capital 已發行及繳足股本或實繳資本	Proportion of equity *interest held* by the Company % 本公司應佔股本權益比例 %	Principal activities 主要業務
Hanny Magnetics Limited	Hong Kong	HK$200 ordinary shares HK$6,000,000 5% non-voting deferred shares *(note)*	100 –	Investment holding and trading in and marketing of computer media products and related peripherals and accessories
錦興磁訊有限公司	香港	200港元普通股份 6,000,000港元 5%無投票權遞延股份 *(附註)*	100 –	投資控股及買賣及推銷電腦媒體產品及有關週邊產品及配件
Hanny Magnetics (Zhuhai) Limited	PRC	HK$686,072,148	100	Manufacturing of magnetic media products
威望（珠海）磁訊有限公司	中國	686,072,148港元	100	生產磁訊媒體產品
Memorex Products Europe Limited	United Kingdom	GBP2	52.18	Trading in and distribution of computer media products and audio and video products
Memorex Products Europe Limited	英國	2英磅	52.18	買賣及分銷電腦媒體產品及影音產品
Memorex Canada Ltd. (formerly Memtek Canada Limited)	Canada	CAD$2	52.18	Trading in and distribution of computer media products and audio and video products
Memorex Canada Ltd.（前稱Memtek Canada Limited）	加拿大	2加元	52.18	買賣及分銷電腦媒體產品及影音產品

44. PARTICULARS OF PRINCIPAL SUBSIDIARIES AND ASSOCIATES (continued)

44. 主要附屬公司及聯營公司之詳情（續）

Name of subsidiary 附屬公司名稱	Place of incorporation or registration/ operation 註冊成立或登記/營運地點	Issued and fully paid share capital or contributed capital 已發行及繳足股本或實繳資本	Proportion of equity interest held by the Company % 本公司應佔股本權益比例 %	Principal activities 主要業務
Memorex International Inc. (formerly Memtek International Inc.)	B.V.I./ United States of America ("U.S.A.")	US$1,000,000	52.18	Investment holding and holding of trademark licenses
Memorex International Inc. (前稱Memtek International Inc.)	英屬處女群島/美利堅合眾國（「美國」）	1,000,000美元	52.18	投資控股及持有商標許可證
Memorex Products, Inc.	U.S.A.	US$79,001,000	52.18	Trading in and distribution of computer media products and audio and video products
Memorex Products, Inc.	美國	79,001,000美元	52.18	買賣及分銷電腦媒體產品及影音產品
Well Orient Limited 威倫有限公司	Hong Kong 香港	HK$2 2港元	100 100	Investment holding 投資控股

Note: The holders of the 5% non-voting deferred shares are not entitled to receive notice of or to attend or vote at any general meeting of the company. The non-voting deferred shares practically carry no rights to dividends or to participate in any distribution on winding up.

*附註：*5%無投票權遞延股份之持有人無權收取本公司任何股東大會之通告或出席大會或於會上投票。無投票權遞延股份並無附有任何權利獲派股息或在清盤時獲得任何分派。

The Company directly holds the interest in Hanny BVI, all other interests above are indirectly held by the Company.

本公司直接持有Hanny BVI之權益，上述所有其它權益均由本公司間接持有。

None of the subsidiaries had any debt securities outstanding at the end of the year or at any time during the year.

以上各附屬公司於年終或年內任何時間，概無任何未償還債務證券。

44. PARTICULARS OF PRINCIPAL SUBSIDIARIES AND ASSOCIATES (continued)

44. 主要附屬公司及聯營公司之詳情(續)

Details of the Group's principal associates which were all held indirectly by the Company at March 31, 2002 are as follows:

本集團各主要聯營公司(均由本公司間接持有)於二零零二年三月三十一日之詳情如下:

Name of associate 聯營公司名稱	Place of incorporation/operation 註冊成立/營運地點	Proportion of equity interest attributable to the Group % 本集團應佔資本權益比例 %	Principal activities 主要業務
Asia V-Sat Co. Ltd.	B.V.I.	40	Development and provision of satellite global positioning system services in the PRC
Asia V-Sat Co. Ltd.	英屬處女群島	40	在中國開發及提供衛星全球定位系統服務
CU Futures Limited	Hong Kong	40	Dealing and broking in futures contracts
富聯期貨有限公司	香港	40	買賣期貨合約及提供經紀服務
CU Securities Limited	Hong Kong	40	Dealing and broking in securities
富聯證券有限公司	香港	40	買賣證券及提供經紀服務
Ding Ing Technology Co., Limited	Taiwan	26.17	Marketing of electronic products including CDR, CD-RW, CompactFlash™ memory cards, CD drives, CD writers and other peripherals
鼎營科技股份有限公司	台灣	26.17	經銷電子產品,包括一次收錄光盤、可重寫光盤、快閃記憶咭、光盤驅動器、刻錄機及其它周邊產品

The above tables list the subsidiaries and associates of the Group which, in the opinion of the directors, principally affected the results of the Group for the year or formed a substantial portion of the net assets of the Group at the end of the year. To give details of other subsidiaries and associates would, in the opinion of the directors, result in particulars of excessive length.

上述圖表列載本集團之附屬公司及聯營公司乃董事認為主要影響本集團年內之業績或構成本集團年終資產淨值重大部份之公司。董事認為,詳載其他附屬公司及聯營公司會導致篇幅過於冗長。

Results 業績

		Year ended March 31, 截至三月三十一日				
		1998 HK$'000 一九九八年 千港元	1999 HK$'000 一九九九年 千港元	2000 HK$'000 二零零零年 千港元	2001 HK$'000 二零零一年 千港元	**2002** **HK$'000** **二零零二年** **千港元**
Turnover	營業額	1,828,596	2,416,143	2,819,998	3,595,783	**4,373,909**
Profit (loss) before taxation	除稅前溢利(虧損)	82,533	56,615	96,335	(574,129)	**(75,044)**
Taxation	稅項	39	1,381	3,074	22,871	**2,686**
Profit (loss) before minority interests	未計少數股東權益前溢利(虧損)	82,494	55,234	93,261	(597,000)	**(77,730)**
Minority interests	少數股東權益	3,286	9,187	8,361	(7,635)	**24,725**
Profit (loss) for the year	本年度溢利(虧損)	79,208	46,047	84,900	(589,365)	**(102,455)**

Assets and liabilities 資產及負債

		At March 31, 於三月三十一日				
		1998 HK$'000 一九九八年 千港元	1999 HK$'000 一九九九年 千港元	2000 HK$'000 二零零零年 千港元	2001 HK$'000 二零零一年 千港元	**2002** **HK$'000** **二零零二年** **千港元**
Non-current assets	非流動資產	311,738	522,405	1,213,815	1,826,001	**1,671,193**
Net current assets	流動資產淨值	734,641	619,581	1,677,853	647,823	**801,566**
		1,046,379	1,141,986	2,891,668	2,473,824	**2,472,759**
Shareholders' funds	股東資金	1,013,960	993,308	2,310,364	2,169,293	**2,247,168**
Minority interests	少數股東權益	32,376	41,744	94,873	182,623	**214,611**
Non-current liabilities	非流動負債	43	106,934	486,431	121,908	**10,980**
		1,046,379	1,141,986	2,891,668	2,473,824	**2,472,759**

Note: Prior years' figures have been restated to reflect the change in accounting policies as a result of the adoption of several new and revised Statements of Standard Accounting Practice issued by the Hong Kong Society of Accountants as described in note 2 to the financial statements.

*附註：*本集團前年度之數額經已重列，以反映在採納香港會計師公會所頒佈之若干新設及經修訂之會計實務準則，本集團所作之會計政策改變，載列於財務報表附註2。

Corporate Information

BOARD OF DIRECTORS

Dr. Chan Kwok Keung, Charles *(Chairman)*
Dr. Yap, Allan *(Managing Director)*
Mr. Lui Siu Tsuen, Richard *(Deputy Managing Director)*
Mr. Chan Kwok Hung
Mr. Cheung Kwok Wah, Ken
Mr. Fok Kin Ning, Canning
Mr. Yuen Tin Fan, Francis
Mr. Ip Tak Chuen, Edmond
Mr. Tsang Link Carl, Brian
Mr. Cheung Hon Kit
Ms. Ma Wai Man, Catherine

AUDIT COMMITTEE

Mr. Tsang Link Carl, Brian
Ms. Ma Wai Man, Catherine

COMPANY SECRETARY

Ms. Cheng Wai Chu, Judy

AUDITORS

Deloitte Touche Tohmatsu
Certified Public Accountants
26th Floor, Wing On Centre
111 Connaught Road Central
Hong Kong

PRINCIPAL BANKERS

Hang Seng Bank Limited
Bank of America, U.S.A.
Liu Chong Hing Bank Limited
The Bank of East Asia, Limited
Wing Hang Bank Limited

SOLICITORS

Hong Kong

Herbert Smith
Iu Lai & Li
Sidley Austin Brown & Wood

Bermuda

Conyers Dill & Pearman

PRINCIPAL REGISTRAR

The Bank of Bermuda Limited
6 Front Street
Hamilton HM 11
Bermuda

BRANCH REGISTRAR

Secretaries Limited
5th Floor, Wing On Centre
111 Connaught Road Central
Hong Kong

ADR DEPOSITARY

Bankers Trust Company
4 Albany Street
New York, NY 10006
U.S.A.

REGISTERED OFFICE

Clarendon House
Church Street
Hamilton HM 11
Bermuda

PRINCIPAL OFFICE

7th Floor, Paul Y. Centre
51 Hung To Road, Kwun Tong
Kowloon, Hong Kong
Tel: (852) 2372 0722
Fax: (852) 2304 4236

STOCK CODE

275

公司資料

董事會

陳國強博士 *(主席)*
Yap, Allan博士 *(董事總經理)*
呂兆泉先生 *(副董事總經理)*
陳國鴻先生
張國華先生
霍建寧先生
袁天凡先生
葉德銓先生
曾令嘉先生
張漢傑先生
馬慧敏女士

審核委員會

曾令嘉先生
馬慧敏女士

公司秘書

鄭慧珠小姐

核數師

德勤・關黃陳方會計師行
執業會計師
香港干諾道中111號
永安中心
26樓

主要往來銀行

恒生銀行
Bank of America, 美國
廖創興銀行
東亞銀行
永亨銀行

律師

香港

許拔史密夫律師行
姚黎李律師行
盛德律師事務所

百慕達

Conyers Dill & Pearman

主要過戶登記處

The Bank of Bermuda Limited
6 Front Street
Hamilton HM 11
Bermuda

過戶登記分處

秘書商業服務有限公司
香港
干諾道中111號
永安中心5樓

美國預託證券

Bankers Trust Company
4 Albany Street
New York, NY 10006
U.S.A.

註冊辦事處

Clarendon House
Church Street
Hamilton HM 11
Bermuda

主要辦事處

香港九龍
觀塘鴻圖道51號
保華企業中心7樓
電話: (852) 2372 0722
傳真: (852) 2304 4236

股票編號

275

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